Exhibit 99.1

BRAZIL POTASH CORP.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 5, 2025 AT 11:00 A.M. (EASTERN TIME)

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

August 5, 2025

RECOMMENDATION TO SHAREHOLDERS

The Board of Directors of Brazil Potash Corp. unanimously recommends that shareholders VOTE FOR the approval of each of the matters described in the accompanying Notice of Meeting.

BRAZIL POTASH CORP.

198 Davenport Road

Toronto, Ontario, Canada M5R 1J2

NOTICE OF 2025 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD

SEPTEMBER 5, 2025

To the Shareholders of Brazil Potash Corp:

NOTICE IS HEREBY GIVEN that the 2025 Annual and Special Meeting of the shareholders (the “Annual Meeting”) of Brazil Potash Corp., a corporation existing under the laws of the Province of Ontario, Canada (“Brazil Potash” or the “Company”), will be at 198 Davenport Road, Toronto, Ontario, M5R 1J2 on Friday, September 5, 2025 at 11:00 a.m. Eastern Time, for the following purposes:

1.

To receive and consider the audited annual financial statements of the Company for the fiscal year ended December 31, 2024, together with the notes thereto and the report of the independent auditors thereon;

2.

To elect seven directors to serve on the Company’s Board of Directors (the “Board”) until the close of the 2026 annual meeting of shareholders or until their successors are elected or appointed, all as the case may be, unless their office is earlier vacated in accordance with the by-laws of the Company or the provisions of the Business Corporations Act (Ontario) (the “OBCA”);

3.	to re-appoint MNP LLP as auditors of the Company, to hold office until the next annual meeting of the shareholders of the Company, and to authorize the Board to fix the auditors’ remuneration;

4.

to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, to approve an amendment to the Company’s 2024 Incentive Compensation Plan that sets the total number of Common Shares reserved and available for delivery under the 2024 Incentive Compensation Plan to be 8,600,000 Common Shares; and

5.	to transact any other business as may properly be brought before the Annual Meeting or any adjournment(s) or postponement(s) thereof.

Details of the foregoing matters are contained in the accompanying Management Information Circular. The Management Information Circular is deemed to form part of this notice.

A registered shareholder wishing to be represented by proxy at the Annual Meeting or any adjournment(s) or postponement(s) thereof must complete the enclosed form of proxy and deposit it with the Company’s transfer agent and registrar, TSX Trust Company, at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1 Attention: Proxy Department, on or before 11:00 a.m. (Eastern Time) at least 48 hours, excluding Saturdays, Sundays and holidays, prior to the Annual Meeting or any adjournment(s) or postponement(s) of the Annual Meeting at which the proxy is to be used. If you hold your Common Shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary. Non-registered/beneficial shareholders may be subject to earlier voting deadlines as specified in their proxy or voting instructions. Shareholders who are unable to attend the Annual Meeting in person are requested to date, complete, sign and return the enclosed form of proxy.

Only stockholders of record of the Company as of the close of business on July 21, 2025 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting or any adjournment(s) or postponement(s) thereof. Each of the Company’s Common Shares entitles the holder thereof to one vote.

Should any such changes to the Annual Meeting format occur, the Company will announce any and all of these changes by way of news release, which will be filed under the Company’s profile on SEDAR+ at www.sedarplus.ca. Proxy materials are being sent to both registered and non-registered owners of the securities. Proxy materials will also be available at https://ir.brazilpotash.com/ and under the Company’s profile on SEDAR+ as of August 14, 2025. If you have any questions regarding the accompanying proxy materials, you may contact the Investor Relations Department at info@brazilpotash.com.

By Order of the Board,

“Matthew Simpson”

Matthew Simpson
Chief Executive Officer and Director

MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

SEPTEMBER 5, 2025

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by Brazil Potash Corp. is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and Regulation 14A thereunder, by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this management information circular (the “Management Information Circular”) has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

CURRENCY

In this Management Information Circular, unless otherwise specified herein, all references to dollar amounts are to U.S. dollars. Unless otherwise noted, all Canadian dollar amounts have been converted into U.S. dollars at the following Bank of Canada average exchange rates: Fiscal 2024: U.S. $1.00 = CDN $1.3698

This Management Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the annual general and special meeting of the shareholders of Brazil Potash Corp., a corporation existing under the laws of the Province of Ontario, Canada (“Brazil Potash” or the “Company”), to be held on Friday, September 5, 2025 at 11:00 a.m. Eastern Time (the “Annual Meeting”) at 198 Davenport Road, Toronto, Ontario, M5R 1J2 and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the enclosed notice of meeting (“Notice of Meeting”). A form of proxy or voting instruction form accompanies this Management Information Circular. Unless otherwise indicated, the information in this Management Information Circular is given as of August 5, 2025.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

The Board of Directors (the “Board”) of Brazil Potash is soliciting proxies for the Annual Meeting. The Annual Meeting will be held on Friday, September 5, 2025 at 11:00 a.m. Eastern Time at 198 Davenport Road, Toronto, Ontario, M5R 1J2. The information contained in this Management Information Circular relates to the matters set forth in the Notice of Meeting, including the proposals to be voted on at the Annual Meeting, the voting process, and other information. The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “Annual Report”), is available to review with this Management Information Circular. We are mailing proxy materials to the Company’s shareholders on or about August 14, 2025.

How can I receive information about the Annual Meeting?

Proxy materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your securities holdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding such securities on your behalf. In addition, proxy materials for the Annual Meeting will be posted online under the Company’s profile on SEDAR+ at www.sedarplus.ca or on the Company’s website at https://ir.brazilpotash.com/ as of August 14, 2025.

The Company is not sending proxy-related materials directly to non-objecting beneficial owners of Common Shares but will make delivery through intermediaries. The Company will not pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of Common Shares.

What proposals will be voted on at the Annual Meeting?

The three matters scheduled to be voted on at the Annual Meeting are:

1.

To elect seven directors to serve on the Company’s Board until the close of the 2026 annual meeting of shareholders or until their successors are elected or appointed, all as the case may be, unless their office is earlier vacated in accordance with the by-laws of the Company or the provisions of the Business Corporations Act (Ontario) (the “OBCA”);

2.	to re-appoint MNP LLP as auditors of the Company, to hold office until the next annual meeting of the shareholders of the Company, and to authorize the Board to fix the auditors’ remuneration; and

3.

to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, to approve an amendment to the Company’s 2024 Incentive Compensation Plan that sets the total number of Common Shares reserved and available for delivery under the 2024 Incentive Compensation Plan to be 8,600,000 Common Shares.

In addition, the audited annual financial statements of the Company for the fiscal year ended December 31, 2024, collectively with the notes thereto and the report of the independent auditors thereon, will be presented to the shareholders for review at the Annual Meeting. These audited financial statements, which are included in the Company’s Annual Report, were mailed to the Company’s registered and beneficial shareholders who requested it. The Company’s Annual Report is available on the Company’s website at www.brazilpotash.com and on SEDAR+ in Canada at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) system of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. No vote by the shareholders is required with respect to this matter.

Also, such other business as may properly come before the Annual Meeting, or any adjournment(s) or postponement(s) thereof, may be voted on.

Who is asking me for my vote?

The Company is soliciting your proxy on behalf of the Board. Our directors and officers may solicit proxies by telephone, facsimile, mail, Internet, or in person. They will not be paid any additional amounts for soliciting proxies. Management may also retain one or more proxy solicitation firms to solicit proxies on its behalf. The costs of such solicitations will be borne by the Company. The Company may reimburse banks, brokers, and other custodians, nominees and fiduciaries representing beneficial owners of the Company’s Common Shares for their expenses in forwarding soliciting materials to beneficial owners of Common Shares and in obtaining voting instructions from those beneficial owners.

Who is entitled to vote?

The holders of Common Shares as of the Record Date (July 21, 2025) are entitled to attend and vote on matters presented at the Annual Meeting. However, a shareholder may only vote their Common Shares if they are present or are represented by proxy at the Annual Meeting.

Where can I view the proxy materials on the Internet?

In addition to proxy materials being mailed, proxy materials for the Annual Meeting will be posted online under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at https://ir.brazilpotash.com/ as of August 14, 2025.

How can I vote?

If you are a registered shareholder, you may vote your Common Shares in person at the Annual Meeting or you may sign the enclosed form of proxy appointing the persons named in the proxy or some other person or company you choose, who need not be a shareholder of the Company, to represent you as a proxyholder and vote your Common Shares. If your Common Shares are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee, custodian, or other nominee who holds your Common Shares on your behalf (an “Intermediary”), or in the name of a clearing agency in which your Intermediary is a participant, please see the answer to the question “How do I vote if my Common Shares are held in the name of an Intermediary?”

How do I vote my Common Shares in person at the Annual Meeting?

If you are a registered shareholder and plan to attend the Annual Meeting on September 5, 2025 and wish to vote your Common Shares in person, do not complete the enclosed form of proxy as you will be voting your Common Shares in person and your vote will be taken and counted at the Annual Meeting. Please register with the Company’s Transfer Agent, TSX Trust Company, upon arrival at the Annual Meeting.

What happens if I sign the form of proxy?

Signing the enclosed form of proxy gives authority to Neil Said, Corporate Secretary, or failing him, Ryan Ptolemy, Chief Financial Officer, to vote your Common Shares at the Annual Meeting in accordance with your instructions. You have the right to appoint a person or company (who need not be a shareholder of the Company), other than the persons designated in the enclosed form of proxy, to represent you at the Annual Meeting. This right may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy.

What should I do with my completed form of proxy?

Shareholders who wish to appoint a third-party proxyholder to represent them at the Annual Meeting must submit their proxy or voting instruction form (if applicable) prior to registering your proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. To register a proxyholder, Shareholders MUST contact TSX Trust Company by emailing tsxtrustproxyvoting@tmx.com and providing TSX Trust Company with their proxyholder’s contact information, number of Common Shares appointed, and name in which the Common Shares are registered and appointed by no later than 11:00 a.m. (Eastern Time) on Wednesday, September 3, 2025 or at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any adjournment or postponement of the Annual Meeting at which the proxy is to be used. After such time, the chair of the Annual Meeting may accept or reject a form of proxy delivered to him or her in his or her discretion but is under no obligation to accept or reject any particular late Instrument of Proxy. A proxy should be executed by you or your attorney duly authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof.

How will my Common Shares be voted if I give my proxy?

The Common Shares represented by proxies in favour of persons named therein will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Annual Meeting, the Common Shares represented by proxy will be voted accordingly. If a specification is not made with respect to any matter, the enclosed form of proxy confers discretionary authority and will be voted as follows:

1)	FOR the election as directors of each of the individuals listed herein as proposed nominees;

2)	FOR the re-appointment of MNP LLP as independent auditors of the Company and the authorization of the Board to fix the auditors’ remuneration; and

3)	FOR the resolution to accept the amendment to the Company’s 2024 Incentive Compensation Plan to increase the Common Shares reserved available for delivery under the 2024 Incentive Compensation Plan.

If I change my mind, can I revoke my proxy once I have given it?

In addition to any other manner permitted by law, you may revoke a proxy before it is exercised by instrument in writing executed in the same manner as a proxy and deposited to either (i) the attention of the Corporate Secretary of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Annual Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used or (ii) with the Chair of the Annual Meeting on the day of the Annual Meeting or any adjournment(s) or postponement(s) thereof.

What if amendments are made to the matters identified in the Notice of Meeting or other business comes before the Annual Meeting?

The enclosed form of proxy confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters that may properly come before the Annual Meeting in such manner as the persons named therein in their judgment may determine. At the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Annual Meeting.

What constitutes a quorum at the Annual Meeting?

The presence of shareholders or proxyholders entitled to cast votes representing at least 10% of the outstanding Common Shares will constitute a quorum at the Annual Meeting or any adjournment(s) or postponement(s) of the Annual Meeting. The Company’s list of shareholders as of the Record Date has been used to deliver to shareholders the Notice of Meeting and this Management Information Circular, as well as to determine who is eligible to vote at the Annual Meeting.

How many Common Shares are entitled to vote?

The authorized share capital of the Company consists of an unlimited number of Common Shares. 40,229,589 Common Shares were issued and outstanding as of the Record Date, each of which carries the right to one vote on all matters that may come before the Annual Meeting.

Who are the principal shareholders of the Company?

To the knowledge of the directors and officers of the Company, there are three persons that beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company: CD Capital Natural Resources BPC LP (“CD Capital”), the Sentient Executive Funds, as hereinafter defined, and Stan Bharti (our former Executive Chairman and a former director), representing approximately 27.7%, 18.3%, and 10.0%, respectively, of the Common Shares as of the Record Date.

How do I vote if my Common Shares are held in the name of an Intermediary?

The information set forth below is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold their Common Shares in their own name, and thus are non-registered shareholders. Non-registered shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Annual Meeting. Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the non-registered shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares.

In accordance with the requirements of Canadian National Instrument 54-101 – Communication with Beneficial Owners of Securities of an Issuer (“NI 54-101”), the Company is distributing copies of proxy-related materials in connection with the Annual Meeting indirectly to non-objecting beneficial owners of Common Shares. The Company is not relying on the notice and access delivery procedures to distribute copies of proxy-related materials in connection with the Annual Meeting. The Company does not intend to pay for intermediaries to forward to objecting beneficial owners (“OBOs”) under NI 54-101 the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary. An OBO is a non-registered shareholder that objects to their intermediary disclosing their ownership information.

Non-registered shareholders will be given, in substitution for the proxy sent to registered shareholders, a voting instruction form which, when properly completed and signed by the non-registered shareholder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

If you are a non-registered shareholder, you should ensure that instructions respecting the voting of your Common Shares are communicated in a timely manner and in accordance with the instructions provided by your Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from non-registered shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by non-registered shareholders in order to ensure that their Common Shares are voted at the Annual Meeting.

A non-registered shareholder who wishes to vote in person may attend the Annual Meeting as proxyholder for the Intermediary and vote their non-registered shareholders’ Common Shares in that capacity. If you are a non-registered shareholder who wishes to attend the Annual Meeting and vote your Common Shares, you should enter your own name in the blank space on the form of proxy provided to you by your Intermediary and return it to the Intermediary in accordance with the instructions provided by the Intermediary.

Where can I find the voting results from the Annual Meeting?

We will publish the final results in a Current Report on Form 6-K with the SEC after the Annual Meeting, which will also be available under the Company’s profile on SEDAR+.

Who can help answer my questions?

If you have questions about this Management Information Circular, the proposals to be voted on at the Annual Meeting, or how to vote your Common Shares, please contact the Investor Relations Department at info@brazilpotash.com. Alternatively, you may mail your request to Investor Relations Department, Brazil Potash Corp., 198 Davenport Road, Toronto, Ontario M5R 1J2 Canada.

BUSINESS TO BE TRANSACTED AT THE ANNUAL MEETING

1. PRESENTATION OF FINANCIAL STATEMENTS

The audited annual financial statements of the Company for the fiscal year ended December 31, 2024, collectively with the notes thereto and the reports of the independent auditors thereon, will be presented to the shareholders for review at the Annual Meeting. These audited financial statements, which are included in the Company’s Annual Report, were mailed to the Company’s registered and beneficial shareholders who requested it. The Company’s Annual Report is available on the Company’s website at www.brazilpotash.com and on SEDAR+ in Canada at www.sedarplus.ca and on the SEC’s EDGAR system at www.sec.gov. No vote by the shareholders is required with respect to this matter.

2. ELECTION OF DIRECTORS

Our Board currently consists of seven members. The Board has determined that the number of directors to be elected at the Annual Meeting shall be fixed at seven directors, and the Company has put forth all seven of its current directors for election at the Annual Meeting. If elected, each director will hold office until the close of the 2026 annual meeting of shareholders or until their successor is duly elected or appointed, all as the case may be, unless their office is earlier vacated in accordance with the by-laws of the Company or the provisions of the OBCA. An affirmative vote of a majority of votes case at the Annual Meeting is sufficient for the election of directors.

The Board recommends that shareholders vote “FOR” the election of each of the seven director nominees set forth below.

Unless a shareholder directs that their Common Shares be withheld from voting in connection with the election of any particular director or directors, the persons named in the enclosed form of proxy will vote FOR the election of each of the seven nominees whose names are set forth below. Management does not contemplate that any of the following nominees will be unable to serve as a director, but if that should occur for any reason prior to the Annual Meeting, the persons named in the enclosed form of proxy will have the right to vote for another nominee in their discretion.

Nominees for Election to the Board of Directors at the Annual Meeting

Below are each director nominee, their current age, province or state, and country of residence, the number of Common Shares held and a brief overview of their business experiences.

Name	Age	Position(s)	Residence	Number of Common Shares Held(1)
Mayo Schmidt	67	Director and Executive Chairman	Nevada, United States	30,000
Matthew Simpson	50	Director and Chief Executive Officer	Pickering, Ontario, Canada	20,000
Deborah Battiston	66	Independent Director(2)(3)(4)	Fort Erie, Ontario, Canada	3,113
Brett Lynch	61	Independent Director(2)(4)	Melbourne, Victoria, Australia	nil
Peter Tagliamonte	61	Independent Director(2)(3)	North Bay, Ontario, Canada	778
Pierre Pettigrew	74	Independent Director(3)(4)	Toronto, Ontario, Canada	36,207
Christian Joerg	58	Independent Director	Vaud, Switzerland	nil

(1)	The number of Common Shares held, not being within the knowledge of the Company, has been provided by the relevant director nominee.
(2)	Member of audit committee.
(3)	Member of compensation committee.
(4)	Member of nomination and corporate governance committee.

The Board determined that five of the current Board members and director nominees are considered “independent” as determined in accordance with the NYSE American Independence Standards (as defined hereafter) and the Canadian Independence Standards (as defined hereafter).

Mayo Schmidt. Mr. Schmidt has served as a director and as Executive Chairman since January 6, 2025, and on the advisory board of the Company since July 2024. Most recently, Mr. Schmidt served as the chairman of the board of directors of VersaCold from May 2021 to August 2022. Mr. Schmidt previously served in a number of roles with Nutrien Ltd. (TSX: NTR), one of the world’s largest fertilizer manufacturers, including as a member and the chairman of the board of directors from late 2012 to early 2022, as well as the transitional president and chief executive officer for one-year term. Mr. Schmidt was instrumental in the merger of Agrium Inc. and PotashCorp., which resulted in the formation of Nutrien. Mr. Schmidt also served as the president, chief executive officer and a director of Hydro One Ltd. (TSX: H) from 2015 to 2018, during which he led one of the largest IPOs in Canada, executed five acquisitions, and achieved significant cost reductions for Hydro One. Prior to Hydro One, Mr. Schmidt served as the president, chief executive officer and a director of Viterra, Inc. from 2000 to 2012, during which he completed 24 acquisitions and transforming Saskatchewan Wheat Pool from a regional cooperative into a leading global agriculture and food processing corporation with presence in 14 countries.

Matthew Simpson. Mr. Simpson has served as the Company’s Chief Executive Officer and a director on the Board since October 2014. Mr. Simpson has also been the Chief Executive Officer and a member of the board of directors of Black Iron, Inc., a Toronto Stock Exchange listed iron ore exploration and development company, since October 2010. Prior to joining the Company, Mr. Simpson worked for the Iron Ore Company of Canada ( “IOC”), a subsidiary of Rio Tinto plc and Mitsubishi Corp, from 2002 to 2010. At IOC, he held several progressive roles in Business Evaluation, Operations Planning, Continuous Improvement, and, in his last three years, as Mine General Manager. His work with IOC primarily took place at their Carol Lake iron ore deposit in Labrador. Prior to joining IOC, Mr. Simpson worked as a process engineer for Hatch Ltd., designing and debottlenecking metallurgical refineries around the world. Mr. Simpson has extensive experience in mine design, operations and project management. Mr. Simpson holds a Bachelor of Science degree in Chemical Engineering, as well as a Master of Business Administration degree, from Queen’s University in Canada.

Deborah Battiston. Ms. Battiston has served as a director on the Board since June 2024. Ms. Battiston has served as a director, a member of each of the compensation committee and governance committee, and the chairperson of the audit committee of McFarlane Lake Mining Limited since January 2023, and was a director and a member of the audit committee of Savanna Capital Corp. from February 2019 to October 2024. Ms. Battiston also has broad experience in the mineral resource mining and production sector, having served as the chief financial officer of a number of Canadian public mineral resource companies that are part of the Forbes & Manhattan, Inc. group of companies, including O2 Gold Inc. from January 2020 to January 2022, Jourdan Resources Inc. from June 2019 to January 2022, Q-Gold Resources Ltd. from June 2019 to January 2022, QMX Gold Corporation from September 2003 to September 2020, Sulliden Mining Capital Inc. from November 2014 to June 2020, and Allana Potash Corp. from December 2007 to January 2017. In particular, as the chief financial officer of Allana Potash Corp., she was involved in multiple equity raises for Allana, acquisitions by Allana of significant mining assets, including Nova-Ethio Potash Corporation, and the subsequent sale of Allana to Israeli Chemical Ltd., which is one of the largest potash producers in the world. Additionally, Ms. Battiston has over 35 years of experience in financial management, 24 years of which are in the public company sector, during which she served as the chief financial officer of a number of other Canadian public companies. Ms. Battiston is a Chartered Professional Accountant (CPA) of Canada and holds an “Institute of Corporate Director-Director” (ICD.D) designation from the Rotman School of Management of University of Toronto. Ms. Battiston holds a Bachelor of Arts degree in Economics from the University of Guelph in Canada.

Brett Lynch. Mr. Lynch has served as a director on the Board since June 2024. Mr. Lynch currently is the Executive Chairman of Ionic Rare Earths Limited (ASX: IXR). Prior to Ionic Rare Earths, Mr. Lynch held various executive positions and director roles at several leading resources companies, including as the Chief Executive Officer and a managing director of Sayona Mining Limited from July 2019 to August 2023, the Chief Executive Officer and an executive director of Valley Longwall International Pty Ltd. from November 2008 to July 2018, and a managing director of Australia of Schenck Process Pty Ltd. from July 2005 to June 2008. Mr. Lynch has over 30 years of experience in the global mining industry. Mr. Lynch received a Bachelor of Engineering degree in Mining (Honours) from the University of Melbourne and a Graduate Diploma of Business (Accounting) from Monash University. Mr. Lynch also received a Company Director Diploma from the Australian Institute of Company Directors.

Peter Tagliamonte. Mr. Tagliamonte has served as a director on the Board since June 2024. Mr. Tagliamonte was a director at Belo Sun Mining Corp. (TSX: BSX.TO) from February 2010 to June 2024, where he also served as its Chief Executive Officer and President from August 2014 to May 2024. Prior to Belo Sun Mining, Mr. Tagliamonte was the Chief Executive Officer of Sulliden Gold Corp. from April 2009 to August 2014. Prior to Sulliden Gold Corp., Mr. Tagliamonte held various executive roles at several leading mining companies, including as the Chief Executive Officer and President of Central Sun Mining Inc. from May 2006 to March 2009, and as the Chief Operating Officer of Desert Sun Mining Corp. from November 2003 to April 2006, where he was instrumental in transforming the Jacobina Mine in Brazil into a substantial 4,600-ton output per day operation. Mr. Tagliamonte has over 35 years of experience in the global mining industry, with more than 20 years focused in Brazil as he is fluent in Portuguese, and his mining expertise encompasses specialized knowledge of underground mine development and shaft sinking. Mr. Tagliamonte received a Bachelor of Engineering degree in Mining Engineering from Laurentian University and a Master of Business Administration degree from Ivey Business School of Western University.

Hon. Pierre Pettigrew. Mr. Pettigrew has served as a director on the Board since December 2010. Mr. Pettigrew was an Executive Advisor, International at Deloitte & Touche, LLP from October 2006 until April 2023, and serves as the chair of the board of the Asia Pacific Foundation of Canada since July 2019. Mr. Pettigrew also serves as a director on the boards of directors of several public companies. Prior to Deloitte & Touche, from January 1996 to February 2006, Mr. Pettigrew led a number of senior departments in the Government of Canada, and, among other positions, he has served as the Minister of Foreign Affairs, Minister for International Trade, Minister of Human Resources Development, and Minister of International Cooperation. Mr. Pettigrew was also the Government of Canada’s Special Envoy for the Canada European Union Trade Agreement. Mr. Pettigrew holds a Bachelor of Arts degree in Philosophy from the University of Quebec in Trois-Rivieres in Canada and a Master of Philosophy degree in International Relations from the University of Oxford in the United Kingdom, and is a graduate of the Directors Education Program at the Rotman School of Management of the University of Toronto in Canada.

Christian Joerg. Mr. Joerg has served as a director since January 2025. Mr. Joerg is Chief Executive Officer of VA Intertrading Aktiengesellschaft (VAIT), Austria’s leading trading company. Most recently, Mr. Joerg served as Vice President, Trade, SALIC (Saudi Agricultural and Livestock Investment Company) and was previously head of Agriculture Supply Chain Investments and Portfolio Management responsible for the development and execution of Saudi Arabia’s global food security strategy. Previously, Mr. Joerg served as CEO of MAG Commodities (2013-2016), Vice President and Managing Director for Viterra’s Europe, Middle East and Africa operations (2008-2013), Executive Director of Commodity Trade Finance at UBS (2005-2008), and Vice President and Managing Director of Collateral Management at SGS (1998-2005). Mr. Joerg holds degrees from Dr. Räbers Business College in Zürich and the Agricultural College Strickhof. He is multilingual, speaking German, English, French, and Dutch.

To the knowledge of the Company, no proposed director:

(a)

is, as at the date of this, or has been, within ten (10) years before the date of this Management Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, as at the date of this, or has been within ten (10) years before the date of this Management Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the ten (10) years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

3. RE-APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION

OF DIRECTORS TO FIX THE AUDITORS’ REMUNERATION

At the Annual Meeting, shareholders will be asked to re-appoint MNP LLP as the Company’s independent auditors to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ remuneration. MNP LLP has served as the auditors of the Company since 2021. Such appointment and authorization requires the affirmative vote of the majority of the votes cast by the shareholders present in person or represented by proxy and entitled to vote on the matter at the Annual Meeting.

The Board recommends a vote “FOR” the re-appointment of MNP LLP as independent auditors of the Company for the fiscal year ending December 31, 2025 and authorizing the Board to fix the auditors’ remuneration.

Unless a shareholder directs that their Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy will vote FOR the reappointment of MNP LLP as auditors of the Company until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ remuneration.

Independent Registered Public Accountant Fees

The following table provides information regarding fees paid by us to MNP LLP for all services, including audit services, for the years ended December 31, 2024 and 2023:

	2024	2023(1)
(USD in thousands)
Fees for audit services(2)	173.7	120.6
Fees for tax compliance, tax advice, and tax planning (2)	4.2	4.4
Fees for any other services not included above(3)	88.2	18.6

Total	266.1	143.6

(1)

Represents the fees that were paid in Canadian dollars, as converted into U.S. dollars based on the currency exchange rate between the Canadian dollar and the U.S. dollar on December 31, 2024 and 2023, respectively.

(2)

Fees related to the years ended December 31, 2024 and 2023 include professional services rendered in connection with the audit of the Company’s annual consolidated financial statements and the review of the Company’s consolidated interim financial statements, statutory audits of the Company and its subsidiaries, issuance of consents and assistance with review of documents filed with the SEC.

(3)	Fees related to the Company’s initial public offering (“IPO”).

4. APPROVAL OF THE AMENDMENT TO THE 2024 INCENTIVE COMPENSATION PLAN

At the Annual Meeting, the shareholders will be asked to consider, and if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve and confirm the adoption by the Company of the amendment to the 2024 Incentive Compensation Plan, as follows:

“BE IT HEREBY RESOLVED that:

1.	Section 4(a) of the Plan is hereby amended and restated in its entirety to provide as follows:

(a) Limitation on Overall Number of Shares Available for Delivery Under the 2024 Incentive Compensation Plan. Subject to adjustment as provided in Section 9(c) hereof, the total number of Shares reserved and available for delivery under this Plan as of any date (the “Reserved and Available Shares”) shall be 8,600,000 Shares, less the number of Shares with respect to which Awards have previously been granted under this Plan (the “Currently Outstanding Awards”) since September 5, 2025. Any Shares delivered under this Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares.

2.

the board of directors of the Company be and hereby is authorized to make any changes to the 2024 Incentive Compensation Plan pursuant to the terms thereof, or as may be required in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Company; and

3.

any one director of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings, to execute, deliver and file any and all declarations, agreements, documents and other instruments, and to do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this resolution.”

The approval of the amendment to the 2024 Incentive Compensation Plan requires the vote of a majority of the votes cast by holders of outstanding Common Shares represented in person or by proxy at the Annual Meeting and entitled to vote thereon.

The Board recommends that shareholders vote “FOR” the approval of an amendment to the 2024

Incentive Compensation Plan to increase the number of Common Shares authorized for issuance to

8,600,000.

Unless a shareholder directs that their Common Shares be otherwise voted or withheld from voting in connection with the approval of the amendment, the persons named in the enclosed form of proxy will vote FOR the approval of the amendment.

Determination to Approve the Increase in Shares Authorized for Issuance under the 2024 Incentive Compensation Plan

On August 6, 2025, the Board unanimously approved the amendment 2024 Incentive Compensation Plan, subject to approval by the shareholders, to increase the number of Common Shares authorized for issuance under the 2024 Incentive Compensation Plan to 8,600,000 Common Shares. The Board has directed the Company to submit this proposal to the shareholders for approval at the Annual Meeting. The Board believes the interests of the Company and its shareholders will be advanced if the Company continues to offer its employees, including senior management and non-employee directors, the opportunity to acquire or increase their economic interests in the Company. The Board concluded that the Company’s ability to attract, retain, and motivate top quality management is material to the Company’s success and would be enhanced by its continued ability to grant equity compensation under the 2024 Incentive Compensation Plan. Accordingly, the Board has determined that the number of Common Shares available for issuance under the 2024 Incentive Compensation Plan should be increased so that it may continue the compensation structure and strategy.

The total number of Common Shares not reserved and available for issuance under the 2024 Incentive Compensation Plan as of June 30, 2025, was 98,188 Common Shares. If the increase that is the subject of this proposal is approved by shareholders at the Annual Meeting, the total number of Common Shares available for future stock awards under the 2024 Incentive Compensation Plan will be 2,888,750 Common Shares. We are seeking shareholder approval of the amendment to the 2024 Incentive Compensation Plan in order to comply with the rules of the NYSE American.

In determining to approve the amendment of the 2024 Incentive Compensation Plan to increase the number of Common Shares authorized for issuance under the 2024 Incentive Compensation Plan, the compensation committee and the Board considered, among other things, the following:

•	anticipated needs for additional Common Shares for purposes of incentive compensation, considering the estimates for the Company’s needs over the next approximately one to two years;

•

the relative number of increased Common Shares authorized compared to the number of issued and outstanding Common Shares on the date hereof and potential increases in the number of Common Shares to be issued and outstanding in the future;

•	expected employee participation and eligibility levels projected over this timeline;

•	development of the business and employee compensation; and

•	impact of possible mergers, acquisitions and divestitures on future participation.

2024 Incentive Compensation Plan

In May 2024, the Board approved and adopted, and in June 2024, the Company’s shareholders approved, the 2024 Incentive Compensation Plan, in order to attract, motivate, retain and reward its directors, executives, officers, employees, consultants, and other service providers. The 2024 Incentive Compensation Plan provides for the granting of equity-based awards, including stock options to purchase Common Shares, deferred share units (“DSUs”), restricted stock, restricted stock units (“RSUs”), stock appreciation rights, dividend equivalents, performance awards, Common Shares granted as a bonus or in lieu of another award, and other stock-based awards. The 2024 Incentive Compensation Plan is described in more detail below.

Administration

The Board designated its compensation committee to administer the 2024 Incentive Compensation Plan. Subject to the terms of the 2024 Incentive Compensation Plan, the compensation committee has the authority, among other powers, to (i) select eligible persons to receive awards (which includes its directors, executives, officers, employees, consultants, and other persons who provide services to the Company or any of its subsidiaries); (ii) grant awards; (iii) determine the type, number and other terms and conditions of, and all other matters relating to, awards; (iv) prescribe award agreements (which need not be identical for each participant) and the rules and regulations for the administration of the 2024 Incentive Compensation Plan; (v) construe and interpret the 2024 Incentive Compensation Plan and award agreements; (vi) correct defects, supply omissions or reconcile inconsistencies in the 2024 Incentive Compensation Plan; and (vii) make all other decisions and determinations as the compensation committee may deem necessary or advisable for the administration of the 2024 Incentive Compensation Plan. Decisions of the compensation committee will be final, conclusive and binding on all persons or entities, including the Company, any subsidiary, any participant or beneficiary, any transferee under the 2024 Incentive Compensation Plan, or any other person claiming rights from or through any of the foregoing persons or entities.

Share Authorization

The total number of Common Shares subject to awards that was initially reserved and available for issuance under the 2024 Incentive Compensation Plan was equal to 15.0% of the total number of Common Shares issued and outstanding as of the date of grant of an award, less the aggregate number of our Common Shares subject to outstanding awards (excluding any substitute awards) granted under the 2024 Incentive Compensation Plan as of such date. Additionally, the maximum aggregate number of our Common Shares that may be delivered under the 2024 Incentive Compensation Plan as a result of the exercise of incentive stock options (“ISOs”) was 5,000,000.

The proposed amendment seeks to set the number of Common Shares available under the 2024 Incentive Compensation Plan at 8,600,000 Common Shares, rather than adjusting the number of Common Shares available for issuance based on 15% of the total number of Common Shares issued and outstanding at the time of an award.

To the extent that Common Shares subject to an outstanding award granted under the 2024 Incentive Compensation Plan are not issued or delivered by reason of the forfeiture, expiration, or other termination of such award, the settlement of such award in cash, or otherwise that does not result in the issuance of all or a portion of the Common Shares subject to such award, then such Common Shares (or such portion thereof) generally will again become available under the 2024 Incentive Compensation Plan. Additionally, in the event that any award granted under the 2024 Incentive Compensation Plan is exercised through the tendering of Common Shares (either actually or by attestation) or by withholding of Common Shares, or withholding tax liabilities arising from such award are satisfied by the tendering of Common Shares (either actually or by attestation) or by withholding of Common Shares, then only the number of Common Shares issued net of the Common Shares tendered or withheld will be counted for purposes of determining the total number of Common Shares subject to outstanding awards as of the applicable date.

Subject to any adjustments provided for in the 2024 Incentive Compensation Plan, in any fiscal year during which the 2024 Incentive Compensation Plan is in effect, no participant who is a member of the Board but also not an employee or consultant of the Company may be granted any awards that have a “fair value” (as determined in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (or any other applicable accounting guidance) that exceeds $1,000,000 in the aggregate as of the date of grant.

In the event of any extraordinary dividend or other distribution (whether in the form of cash, Common Shares, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the Common Shares and/or such other securities of the Company or any other issuer, then the compensation committee will adjust, among other adjustments, the number and class of securities available under the 2024 Incentive Compensation Plan and the terms of each outstanding award under the 2024 Incentive Compensation Plan, as the compensation committee may determinate to be appropriate and equitable. The decision of the compensation committee regarding any such adjustment will be final, binding and conclusive.

Stock Options

Under the 2024 Incentive Compensation Plan, the compensation committee is authorized to grant stock options, including ISOs that are intended to comply with the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), and non-qualified stock options. The exercise price per Common Share subject to a stock option is to be determined by the compensation committee, provided that the exercise price per share of a stock option may not be less than 100% of the fair market value of a Common Share on the date of grant. A stock option granted to a person who owns or is deemed to own shares of capital stock representing 10% or more of the voting power of all classes of capital stock (sometimes referred to as a “10% owner”) will not qualify as an ISO unless the per share exercise price for the stock option is not less than 110% of the fair market value of a Common Share on the date the ISO is granted. For purposes of the 2024 Incentive Compensation Plan, the term “fair market value” means the fair market value of the Common Shares or other property, as determined by the compensation committee or under procedures established by the compensation committee.

The maximum term of each stock option, the times at which each stock option will be exercisable, and provisions requiring forfeiture of unexercised stock options at or following termination of employment or service generally will be fixed by the compensation committee, except that no stock option may have a term exceeding 10 years, and no ISO granted to a 10% owner may have a term exceeding five years (to the extent required by the Code at the time of grant). Methods of exercise and settlement and other terms of stock options will be determined by the compensation committee. Accordingly, the compensation committee may permit the exercise price of stock options granted under the 2024 Incentive Compensation Plan to be paid in cash, Common Shares, restricted stock or other similar securities, other awards under the 2024 Incentive Compensation Plan, or other property (including, subject to applicable law, with cash obtained via loans to participants). The 2024 Incentive Compensation Plan prohibits the repricing of stock options issued thereunder without the approval of our shareholders and, if required, the NYSE American.

Deferred Share Units

Under the 2024 Incentive Compensation Plan, the compensation committee is authorized to grant DSUs to participants on terms and conditions established by the compensation committee. Satisfaction of vested DSUs will occur upon the termination of a participant’s continuous service for any reason (including death), provided that such termination constitutes a separation from service within the meaning of Section 409A of the Code or a loss of office or employment pursuant to regulation 6801(d) of the Income Tax Act (Canada). Vested DSUs may be satisfied by delivery of an equivalent number of Common Shares, cash equal to the fair market value of the number of Common Shares covered by the vested DSUs, or a combination of both, as determined by the compensation committee at the date of grant or thereafter.

A DSU will be subject to any restrictions (which may include a risk of forfeiture) as the compensation committee may impose, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the compensation committee may determine.

Prior to satisfaction of a DSU, (i) a DSU carries no voting or dividend or other rights associated with the ownership of Common Shares; and (ii) except as otherwise provided in the applicable award agreement and as permitted under Section 409A of the Code, if applicable, a DSU may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the participant or any beneficiary.

Restricted Stock and Restricted Stock Units

Under the 2024 Incentive Compensation Plan, the compensation committee is authorized to grant shares of restricted stock and RSUs. Grants of shares of restricted stock or RSUs are subject to such risks of forfeiture and other restrictions as the compensation committee may impose, including time- or performance-based restrictions, or both, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the compensation committee may determine.

A participant granted shares of restricted stock generally has all of the rights of a shareholder of the Company (including voting and dividend rights), unless otherwise determined by the compensation committee.

The compensation committee may require or permit a participant to elect that any cash dividends paid on a share of restricted stock be automatically reinvested in additional shares of restricted stock or applied to the purchase of additional awards under the 2024 Incentive Compensation Plan, or may require that payment be delayed (with or without interest at such rate, if any, as determined by the compensation committee) and remain subject to restrictions and a risk of forfeiture to the same extent as the restricted stock with respect to which such cash dividend is payable. Unless otherwise determined by the compensation committee, shares distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the restricted stock with respect to which such shares or other property have been distributed.

An award of RSUs confers upon a participant the right to receive Common Shares or cash equal to the fair market value of the specified number of Common Shares covered by the RSUs at the end of a specified deferral period. An award of RSUs carries no voting or other rights associated with share ownership prior to settlement.

Stock Appreciation Rights

Under the 2024 Incentive Compensation Plan, the compensation committee is authorized to grant stock appreciation rights, entitling the participant to receive the amount by which the fair market value of a Common Share on the date of exercise exceeds the grant price of the stock appreciation right. The grant price of a stock appreciation right is to be determined by the compensation committee, provided that the grant price of a stock appreciation right may not be less than 100% of the fair market value of a Common Share on the date of grant.

The maximum term of each stock appreciation right, the times at which each stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised stock appreciation rights at or following termination of employment or service generally will be fixed by the compensation committee, except that no stock appreciation right may have a term exceeding 10 years. Methods of exercise and settlement and other terms of stock appreciation rights will be determined by the compensation committee. The compensation committee may grant stock appreciation rights in tandem with stock options ( “tandem stock appreciation rights”) under the 2024 Incentive Compensation Plan. A tandem stock appreciation right may be granted at the same time as the related stock option is granted or, for stock options that are not ISOs, at any time thereafter but before exercise or expiration of such stock option, and the grant price of a tandem stock appreciation right may not be less than the associated stock option exercise price. A tandem stock appreciation right may only be exercised when the related stock option would be exercisable and the fair market value of a Common Share subject to the related stock option exceeds the stock option’s exercise price. Any stock option related to a tandem stock appreciation right will no longer be exercisable to the extent the tandem stock appreciation right has been exercised, and any tandem stock appreciation right will no longer be exercisable to the extent the related stock option has been exercised. The 2024 Incentive Compensation Plan prohibits the repricing of stock appreciation rights issued thereunder without the approval of the shareholders and, if required, the NYSE American.

Dividend Equivalents

Under the 2024 Incentive Compensation Plan, the compensation committee is authorized to grant dividend equivalent rights to participants on terms and conditions established by the compensation committee. Dividend equivalent rights are rights to receive amounts equal in value to the dividend distributions paid on the Common Shares, and can be paid in cash, Common Shares, other awards that may be granted under the 2024 Incentive Compensation Plan, or other property equal in value to the dividends paid on the Common Shares. Dividend equivalent rights may be awarded on a free-standing basis or in connection with another award granted under the 2024 Incentive Compensation Plan.

The compensation committee may provide that dividend equivalents rights will be paid or distributed when accrued or at some later date, or whether such dividend equivalent rights will be deemed to have been reinvested in additional Common Shares, awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the compensation committee may specify at the date of grant; provided, that dividend equivalent rights credited in connection with an award that vests based on the achievement of performance goals will be subject to restrictions and risk of forfeiture to the same extent as the associated award.

Performance Awards

Under the 2024 Incentive Compensation Plan, the compensation committee is authorized to grant performance awards to participants on terms and conditions established by the compensation committee. The performance criteria to be achieved during any performance period and the length of the performance period will be determined by the compensation committee in connection with the grant of the performance award. Performance awards may be settled by delivery of cash, Common Shares, or other awards, as determined by the compensation committee. After the end of each performance period, the compensation committee will determine and certify whether the performance goals have been achieved.

Bonus Stock and Awards in Lieu of Obligations

Under the 2024 Incentive Compensation Plan, the compensation committee is authorized to grant Common Shares to any eligible persons as a bonus, or to grant Common Shares or other awards in lieu of obligations to pay cash or deliver other property under the 2024 Incentive Compensation Plan or under other plans or compensatory arrangements; provided, that, in the case of eligible persons subject to Section 16 of the U.S. Exchange Act, the amount of such grants remains within the discretion of the compensation committee to the extent necessary to ensure that acquisitions of Common Shares or other awards are exempt from liability under Section 16(b) of the U.S. Exchange Act, if applicable. Common Shares granted under the 2024 Incentive Compensation Plan will be subject to such other terms as determined by the compensation committee.

Other Stock-Based Awards

Under the 2024 Incentive Compensation Plan, the compensation committee is authorized to grant other stock-based awards valued in whole or in part by reference to, or otherwise based on, Common Shares. Other stock-based awards may be granted either alone or in addition to other awards granted under the 2024 Incentive Compensation Plan, and may also be available as a form of payment in the settlement of other awards granted under the 2024 Incentive Compensation Plan. The compensation committee will determine the terms and conditions of such other stock-based awards, including the number of Common Shares to be granted pursuant to such other stock-based awards, the manner in which such other stock-based awards will be settled (e.g., in Common Shares, cash or other property), and the conditions to the vesting and payment of such other stock-based awards (including the achievement of performance objectives).

Clawback; Automatic Forfeiture

The 2024 Incentive Compensation Plan provides that the Company may (i) cause the cancellation of any award, (ii) require reimbursement of any award by a participant or beneficiary, and/or (iii) effect any other right of recoupment of equity or other compensation provided under the 2024 Incentive Compensation Plan if and to the extent the Company determines that doing so would be necessary or appropriate to comply with any applicable laws or stock exchange requirements.

Additionally, if a participant, without the Company’s consent, while employed by, or providing services to, us or any of our related entities, or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement, or otherwise engages in activity that is in conflict with or adverse to the Company’s interests or any of its related entities, as determined by the compensation committee in its sole discretion, then (i) any outstanding, vested or unvested, earned or unearned portion of any award held by such participant may, in the compensation committee’s discretion, be canceled; and (ii) the compensation committee may, in its discretion, require such participant or other person to whom any payment has been made or Common Shares or other property have been transferred in connection with such award to forfeit and pay over to us, on demand, all or any portion of the gain (whether or not taxable) realized upon the exercise of any stock option or stock appreciation right and the value realized (whether or not taxable) on the vesting or payment of any other award during the time period specified in the award agreement or otherwise specified by the compensation committee.

Unless otherwise set forth in an award agreement or determined by the compensation committee, where a participant is terminated for Cause (as defined under the 2024 Incentive Compensation Plan), or, in the case of a member of the Board, is otherwise removed as a result of losing his/her eligibility to serve on the Board due to an order by a regulatory body or stock exchange or for culpable conduct as determined by the compensation committee, all awards (both vested and unvested) held by such participant as of the date of such termination or cessation of service will be immediately cancelled without liability or compensation therefor and will be of no further force and effect.

Other Terms of Awards

Awards granted under the 2024 Incentive Compensation Plan may be settled in the form of cash, Common Shares, other awards or other property, in the discretion of the compensation committee. The compensation committee may require or permit participants to defer the settlement of all or part of an award in accordance with such terms and conditions as the compensation committee may establish. The compensation committee is authorized to place cash, Common Shares, or other property in trusts or make other arrangements to provide for payment of the Company’s obligations under the 2024 Incentive Compensation Plan. The compensation committee may condition any payment relating to an award on the withholding of taxes and may provide that any portion of the Company’s Common Share or other property to be distributed will be withheld (or that previously acquired Common Shares or other property be surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under the 2024 Incentive Compensation Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant’s death, except that the compensation committee may, in its discretion, permit transfers only if and to the extent that such transfers are (i) permitted pursuant to the express terms of the applicable award agreement (subject to any terms and conditions which the compensation committee may impose), (ii) by gift or pursuant to a domestic relations order, or (iii) to a “Permitted Assignee” (as defined under the 2024 Incentive Compensation Plan), in each case, subject to any terms and conditions the compensation committee may impose pursuant to the express terms of an award agreement. A beneficiary, transferee, or other person claiming any rights under the 2024 Incentive Compensation Plan from or through any participant will be subject to all terms and conditions of the 2024 Incentive Compensation Plan and any award agreement applicable to such participant, except as otherwise determined by the compensation committee, and to any additional terms and conditions deemed necessary or appropriate by the compensation committee.

Awards under the 2024 Incentive Compensation Plan generally will be granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The compensation committee may, however, grant awards in exchange for other awards under the 2024 Incentive Compensation Plan, awards under other incentive plans of the Company, or other rights to payment from the Company, and may grant awards in addition to and in tandem with such other awards, rights or other awards.

Acceleration of Vesting; Change in Control

Subject to certain limitations, the compensation committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions, or the expiration of deferral or vesting periods of any award granted under the 2024 Incentive Compensation Plan. In the event of a “change in control” of the Company (as defined under the 2024 Incentive Compensation Plan), the compensation committee may, in its sole discretion, provide that (i) any stock option or stock appreciation right that was not previously vested and exercisable at the time of the “change in control” will become immediately vested and exercisable, (ii) any restrictions, deferral of settlement and forfeiture conditions applicable to a restricted stock award, restricted stock unit award or other stock-based award subject only to future service requirements will lapse and such awards will be deemed fully vested, and (iii) with respect to any outstanding award subject to achievement of performance goals and/or other conditions, such awards will have been earned and payable based on achievement of performance goals or based upon target performance (either in full or pro-rata based on the portion of the performance period completed as of the “change in control”).

Subject to any limitations contained in the 2024 Incentive Compensation Plan relating to the vesting of awards in the event of any merger, amalgamation, arrangement consolidation or other reorganization in which the Company does not survive, or in the event of any “change in control” (under either event, transactions exclusively for the purpose of changing the domicile of the Company are excluded), the agreement relating to such transaction and/or the compensation committee may provide for: (i) the continuation of the outstanding awards by the Company, if the Company is a surviving entity, (ii) the assumption or substitution for outstanding awards by the surviving entity or its parent or subsidiary pursuant to the provisions contained in the 2024 Incentive Compensation Plan, (iii) full exercisability or vesting and accelerated expiration of the outstanding awards, or (iv) settlement of the value of the outstanding awards in cash or cash equivalents or other property followed by cancellation of such awards. The foregoing actions may be taken without the consent or agreement of a participant in the 2024 Incentive Compensation Plan and without any requirement that all such participants be treated consistently.

Other Adjustments

Under the 2024 Incentive Compensation Plan, the compensation committee is authorized to make adjustments to the terms and conditions of, and the criteria included in, awards (i) in recognition of unusual or nonrecurring events (including, without limitation, acquisitions and dispositions of businesses and assets) affecting the Company, any subsidiary, or any business unit, (ii) in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations, or business conditions, or (iii) in view of the compensation committee’s assessment of the business strategy of the Company, any subsidiary or business unit, performance of comparable organizations, economic and business conditions, personal performance of a participant, or any other circumstances deemed relevant, subject to the listing rules of the NYSE American.

Amendment; Termination

The Board may amend, alter, suspend, discontinue or terminate the 2024 Incentive Compensation Plan or the authority of the compensation committee to grant awards under the 2024 Incentive Compensation Plan without the consent of shareholders or participants or beneficiaries, except that shareholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which the Common Shares may then be listed or quoted; provided that, except as otherwise permitted by the 2024 Incentive Compensation Plan or an applicable award agreement, without the consent of an affected participant, no such action by the Board may materially and adversely affect the rights of such participant under the terms of any previously granted and outstanding award. The compensation committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate, any award previously granted under the 2024 Incentive Compensation Plan, and any award agreement relating thereto, except as otherwise provided in the 2024 Incentive Compensation Plan; provided that, except as otherwise permitted by the 2024 Incentive Compensation Plan or award agreement, without the consent of an affected participant, no such action by the compensation committee or the Board may materially and adversely affect the rights of such participant under terms of such award.

The 2024 Incentive Compensation Plan will terminate at the earliest of (i) such time as no Common Shares remain available for issuance under the 2024 Incentive Compensation Plan, (ii) termination of the 2024 Incentive Compensation Plan by the Board, or (iii) the tenth anniversary of the date on which the shareholders approved the 2024 Incentive Compensation Plan. Awards outstanding upon termination or expiration of the 2024 Incentive Compensation Plan will remain in effect until they have been exercised or terminated, or have expired.

Share-Based Awards Granted to the Executives and Directors under the 2024 Incentive Compensation Plan

The following table summarizes all share-based awards granted to the Company’s executives and directors for the fiscal year ended December 31, 2024.

Name	Grant Date	Number of Unvested RSUs(1)	Market Value of Unvested RSUs(2)	Market Value of RSUs as at the Record Date
Executives:
Stan Bharti (3)	07/01/24	750,000	$11,250,000	$1,117,500
	10/09/24	100,000	$1,500,000	$149,000
Matthew Simpson	07/01/24	750,000	$11,250,000	$1,117,500
Ryan Ptolemy	07/01/24	250,000	$3,750,000	$372,500
Neil Said	07/01/24	375,000	$5,625,000	$558,750
Adriano Espeschit	07/01/24	375,000	$5,625,000	$558,750
Directors:
Deborah Battiston	07/01/24	25,000	$375,000	$37,250
Brett Lynch	07/01/24	25,000	$375,000	$37,250
	11/07/24	75,000	$1,125,000	$111,750
Pierre Pettigrew	07/01/24	62,500	$937,500	$93,125
Peter Tagliamonte	07/01/24	25,000	$375,000	$37,250

(1)

Unless otherwise indicated in the table above, the RSUs reflected here vest in full upon the earlier of (i) the expiration of the lock-up agreements entered into by our directors and executives with the underwriters in connection with the Company’s initial public offering, and (ii) the one-year anniversary of the closing of the Company’s initial public offering, subject to the such director’s or officer’s continued service with the Company through such date.

(2)	Represents the fair market value of the RSUs as of the grant date, based on the fair market value of the Common Shares as of such date.
(3)

Effective January 6, 2025, Mr. Bharti resigned as the Company’s Executive Chairman and as a director. In connection with Mr. Bharti’s resignation, on December 17, 2024, the Board appointed Mayo Schmidt as the new Executive Chairman and director, effective January 6, 2025.

Incentive Plan Awards – Value Vested or Earned during the Financial Year Ended December 31, 2024

The following table shows the value vested or earned by each of the Company’s executives and directors with regards to incentive plan awards for the fiscal year ended December 31, 2024.

Name	Option-based awards – Value vested during the year ($)	Share-based awards –Value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Executives:
Stan Bharti	nil	4,827,896	750,0000
Matthew Simpson	nil	4,207,794	750,000
Ryan Ptolemy	nil	1,444,598	220,000
Neil Said	nil	2,134,548	250,000
Adriano Espeschit	nil	2,069,852	500,000
	nil
Directors:	nil	137,990	nil
Deborah Battiston	nil	137,990	nil
Brett Lynch	nil	431,237	nil
	nil	137,990	nil
Pierre Pettigrew	nil	431,237	nil
Peter Tagliamonte	nil	137,990	nil

Stock Option Plan

In 2006, the Company adopted its Stock Option Plan (“Stock Option Plan”), pursuant to which the Company granted to the directors, executives, officers and employees of, and consultants to, the Company or an affiliate of the Company stock options to purchase Common Shares. Following the adoption of the 2024 Incentive Compensation Plan, no new stock option awards will be granted under the Stock Option Plan; however, outstanding stock options previously granted thereunder will continue in full effect in accordance with their existing terms.

Stock Options Granted to the Executives and Directors under the Stock Option Plan

Year Ended December 31, 2024

The Company did not grant to any of the executives or directors any stock option awards under the Stock Option Plan during the year ended December 31, 2024.

Deferred Share Unit Plan

In June 2015, the Company adopted its Deferred Share Unit Plan, and, in May 2024, the Company amended and restated such Deferred Share Unit Plan (the “Deferred Share Unit Plan”), pursuant to which the Company granted to its directors, executives, officers and employees of, and consultants and other service providers to, the Company or an affiliate of the Company deferred share units (“DSUs”). Following the adoption of the 2024 Incentive Compensation Plan, no new DSU awards will be granted under the Deferred Share Unit Plan, however, outstanding DSUs previously granted thereunder will continue in full effect in accordance with their existing terms.

DSUs Granted to the Executives and Directors under the Deferred Share Unit Plan

Year Ended December 31, 2024

The Company did not grant to any of the other executives or directors any DSU awards under the Deferred Share Unit Plan during the year ended December 31, 2024.

Equity Compensation Plan Information

The following table sets out information concerning the number and price of securities to be issued under the 2024 Incentive Compensation Plan as of December 31, 2024:

Plan Category		Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by Shareholders	2024 Incentive Compensation Plan	4,863,125(1)	N/A	897,435(2)
	Stock Option Plan	913,125	$10.17	N/A(3)
	Deferred Share Unit Plan	4,102,083	N/A	N/A(3)
Equity compensation plans not approved by Shareholders		N/A	N/A	N/A
Total		9,878,333		897,435

(1)	Includes an aggregate of 4,425,625 RSUs and 437,500 DSUs issued pursuant to the 2024 Incentive Compensation Plan.
(2)

As of December 31, 2024, 38,403,737 Common Shares were issued and outstanding. Pursuant to the 2024 Incentive Compensation Plan, a maximum of 15% of the number of Common Shares issued and outstanding were available for awards, being a maximum of 5,760,560.

(3)	Further issuances pursuant to the Stock Option Plan and Deferred Share Unit Plan are not permitted.

EXECUTIVE OFFICERS

The following table sets forth certain information relating to our senior management as of the Record Date:

Name	Age	Position
Mayo Schmidt	67	Executive Chairman
Matthew Simpson	50	Chief Executive Officer
Ryan Ptolemy	49	Chief Financial Officer
Neil Said	45	Corporate Secretary
Adriano Espeschit*	59	President and sole officer of Potássio do Brasil Ltda.

*	On June 5, 2025, Mr. Espeschit resigned as President of Potássio do Brasil Ltda.

Executive Officer Biographies

Mayo Schmidt. Biography included with directors above.

Matthew Simpson. Biography included with directors above.

Ryan Ptolemy. Mr. Ptolemy has served as the Company’s Chief Financial Officer since July 2011. Mr. Ptolemy is a Chartered Professional Accountant, Certified General Accountant, and CFA charter holder. Mr. Ptolemy is also the Chief Financial Officer of various Toronto Stock Exchange listed public companies in the mining industries, such as Belo Sun Mining Corp. (since March 2010) and Euro Sun Mining Inc. (since December 2022). Mr. Ptolemy also served as the Chief Financial Officer of Aberdeen International Inc. from October 2010 to June 2025, Chief Financial Officer of EV Technology Group Ltd. from November 2020 to March 2024, DeFi Technologies Inc. from October 2009 to January 2025 and Sulliden Mining Capital Inc. from June 2020 to January 2024. Mr. Ptolemy holds a Bachelor of Arts degree in Administrative and Commercial Studies from Western University in Canada.

Neil Said. Mr. Said has served as the Company’s Corporate Secretary since June 2018. Mr. Said has also been the corporate secretary of Belo Sun Mining Corp., a Toronto Stock Exchange listed mining company, since July 2020, and the chairman of Bluelake Minerals AB, a company that explores and develops mineral properties, since January 2019. Prior to that, Mr. Said served as the corporate secretary of several companies, including at Arena Minerals Inc. from July 2015 to November 2017, and Fura Gems Inc. from February 2013 to November 2017. Mr. Said is also a business executive and corporate securities lawyer who provides consulting services to various private companies and Toronto Stock Exchange, TSX Venture Exchange, Cboe Canada and Canadian Securities Exchange listed public companies in the mining, oil & gas, cannabis, gaming, and technology industries. Mr. Said previously worked as a securities lawyer at a large Toronto corporate law firm, where he worked on a variety of corporate and commercial transactions. Mr. Said holds a Bachelor of Business Administration (Honors) degree with a minor in Economics from Wilfrid Laurier University in Canada, and a Juris Doctor degree from the Faculty of Law at the University of Toronto in Canada.

Adriano Espeschit. Mr. Espeschit has served as the President and the sole officer of Potássio do Brasil Ltda., the Company’s wholly-owned local subsidiary in Brazil, since September 2021. Prior to joining Potássio do Brasil Ltda., Mr. Espeschit was an Executive Director at J. Mendo Consultoria Ltda. from February 2010 to September 2021, an Operations Director at Mirabela Nickel from September 2008 to January 2010, a General Manager at the Mouth Keith Nickel Operations of BHP Billiton Australia from January 2007 to September 2008, a Project Leader at Shell Canada from November 2005 to December 2006 where he worked with the Fort McKay First Nation, and a General Manager at the Sossego Project at Vale S.A. from July 2000 to March 2005. Mr. Espeschit has over 35 years of experience building and operating mines globally for international companies, including having been involved in several mutually successful consultations with indigenous communities and working as contract leader at the Petromisa Potash mine in Brazil. Mr. Espeschit is a member of the Society for Mining Metallurgy and Exploration, the Canadian Institute of Mining, Metallurgy and Petroleum, and the Australian Institute of Mining and Metallurgy. Mr. Espeschit holds a Bachelor of Science degree in Mining Engineering from the Federal University of Minas Gerais in Brazil, and a Master of Business Administration degree in Strategic Business Management from São Paulo University in Brazil.

Family Relationships

There are no familial relationships among any of the Company’s directors or executives.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation of Senior Management and Directors

The following table presents in the aggregate all compensation paid to all of the Company’s senior management and directors as a group for the year ended December 31, 2024. The table does not include any amounts the Company paid to reimburse any of such persons for costs incurred in providing the Company services during this period.

Name and Principal Position(s)	Year	Salary ($)		Bonus ($)		Share Awards ($)	Awards RSU ($)		Option Awards ($)	All Other Compensation ($)	Total(($)
Executives:
Stan Bharti(1) Former Executive Chairman and Director	2024	580,000	(2)	750,000	(3)	—	12,750,000	(11)	—	—	14,080,000
Matthew Simpson Chief Executive Officer and Director	2024	650,000	(4)	750,000	(5)	—	11,250,000	(11)	—	—	12,650,000
David Gower(6)(7) Former President and former Director	2024	100,000		—		—	2,437,500	(11)	—	—	2,537,500
Ryan Ptolemy Chief Financial Officer	2024	135,000	(8)	220,000	(5)	—	3,750,000	(11)	—	—	4,105,000
Neil Said Corporate Secretary	2024	135,000	(9)	250,000	(5)	—	5,625,000	(11)	—	—	6,010,000
Adriano Espeschit(12) President and sole officer of Potássio do Brasil Ltda.	2024	133,546	(10)	500,000	(5)	—	5,625,000	(11)	—	—	6,258,546
Directors:
Carmel Daniele(7) Independent Director	2024	—		—		—	—		—	—	—
Pierre Pettigrew Independent Director	2024	100,000		—		—	937,500	(11)	—	—	1,037,500
Deborah Battiston Independent Director	2024	—		—		—	375,000	(11)	—	—	375,000
Brett Lynch Independent Director		2024		—		—	1,500,000	(11)	—	—	1,500,000
Peter Tagliamonte Independent Director		2024		—		—	375,000	(11)	—	—	375,000
Andrew Pullar(7) Independent Director		2024		—		—	—		—	—	—

(1)

Mr. Bharti resigned as the Executive Chairman and a director effective on January 6, 2025. In connection with Mr. Bharti’s resignation, on December 17, 2024, the Board appointed Mr. Schmidt as the new Executive Chairman and director effective on January 6, 2025.

(2)

Represents the aggregate amount of the base fee earned in 2024 by, and paid to, Forbes & Manhattan, Inc. (a company for which Stan Bharti serves as its executive chairman) under the F&M Consulting Agreement (as defined and described under “— Executive Compensation— Consulting Agreements— Forbes & Manhattan, Inc.; Stan Bharti” below).

(3)

Paid to Forbes & Manhattan, Inc. (a company for which Stan Bharti serves as its executive chairman). See Note 18 to our audited consolidated financial statements as of and for the years ended December 31, 2024 and 2023. Such bonus was awarded by the Board, in its sole discretion, in recognition of Mr. Bharti’s leadership and contributions to the significant advancements and developments of the Autazes Project since the inception of the Company, in particular, Mr. Bharti’s role in the Company’s financing activities, including the successful completion of the Company’s IPO.

(4)

Represents the aggregate amount of the base fee earned in 2024 by, and paid to, Iron Strike Inc. (a company controlled by Matthew Simpson) under the Iron Strike Consulting Agreement (as defined and described under “Executive Compensation—Consulting Agreements—Iron Strike Inc.; Matthew Simpson” below).

(5)

Represents a discretionary cash bonus that was paid to such executive, which bonus was awarded by the Board, in its sole discretion, in recognition of such executive’s individual contributions to the significant advancements and developments of the Autazes Project since the inception of the Company, in particular, the completion of the Company’s IPO.

(6)	In June 2024, David Gower resigned from his position as the President of the Company.
(7)	Such individual ceased to be a director as of June 12, 2024.
(8)

Represents the aggregate amount of the base fee earned in 2024 by, and paid to, Ryan Ptolemy under the Ptolemy Consulting Agreement (as defined and described under “—Executive Compensation—Consulting Agreements—Ryan Ptolemy” below).

(9)

Represents the aggregate amount of the base fee earned in 2024 by, and paid to, Neil Said under the Said Consulting Agreement (as defined and described under “—Executive Compensation—Consulting Agreements—Neil Said” below).

(10)

Represents the aggregate amount of the base fee (converted into U.S. dollars based on the currency exchange rate between the Brazilian real and the U.S. dollar on December 29, 2024) earned in 2024 by, and paid to, J. Mendo Consultoria Empresarial Ltda. under the Espeschit Consulting Agreement (as defined and described under “Executive Compensation—Consulting Agreements—J. Mendo Consultoria Empresarial Ltda.; Adriano Espeschit” below).

(11)

Represents the fair value of the Common Shares underlying the RSUs as of the date of grant. Such fair value of the RSUs was determined based on the estimated fair market value per underlying Common Share of $15.00 as of the date of grant.

(12)	On July 5, 2025, Adriano Espeschit resigned as President of Potássio do Brasil Ltda..

Executive Compensation

The Company operates in a constantly evolving landscape, and we believe that attracting a highly talented team of executives is critical to the Company’s success. The Company’s executive compensation program is designed to achieve the following objectives:

•

provide market-competitive compensation in order to attract, retain and reward qualified, experienced, high-performing and goal-driven executives, whose knowledge, skills and performance are critical to our success; and

•	motivate executives to achieve and exceed our business and financial expectations and objectives within a calculated risk framework.

The Company intends to expand its executive compensation program to include more consistent equity incentive compensation awards as part of the overall compensation of the executives to achieve the following additional objectives:

•	align the interests of the executives with those of the Company’s shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of the Company’s business; and

•	provide incentives that encourage appropriate levels of risk-taking by the Company’s executives and provide a strong pay-for-performance relationship.

The executive compensation program includes cash compensation in the form of base fees under consulting agreements, and the Company expects that it will more consistently include long-term incentives in the form of grants of incentive awards under the 2024 Incentive Compensation Plan. The Company provides base fees under consulting agreements, which are designed to be aligned with the competitive market based on internal industry analysis, to compensate its executives for their day-to-day responsibilities.

The compensation committee evaluates the Company’s executive compensation philosophy and executive compensation program as circumstances require, and reviews executive compensation on an annual basis. As part of this review process, the compensation committee is guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the cost to the Company if the Company were required to find a replacement for a key executive. The Company expects that the executive compensation program will be designed to motivate the Company’s executives to achieve its business and financial objectives, as well as to align their interests with the long-term interests of the Company’s shareholders.

Consulting Agreements

The Company has not entered into any employment agreements with any of its executives, however, the Company entered into consulting agreements with the following executives and related entities as set forth below.

Mayo Schmidt

On January 6, 2025, the Company entered into a consulting agreement with Mayo Schmidt, pursuant to which Mr. Schmidt was appointed and serves as the Executive Chairman and director of the Company in exchange for the payment by us to Mr. Schmidt of a base fee of $83,333.33 per month. Mr. Schmidt is also entitled to additional grants of security compensation, including the grant of 250,000 DSUs, vesting in four equal quarterly tranches with the first tranche vesting on the date of the consulting agreement.

Pursuant to the consulting agreement, Mr. Schmidt may be terminated at any time by us for cause without notice or payment in lieu of notice and without payment of any amount whatsoever either by way of anticipated earnings or damages of any kind by advising Mr. Schmidt in writing. Additionally, in the absence of a change of control, the Company may terminate Mr. Schmidt’s consulting agreement without cause by making a payment to Mr. Schmidt that is equivalent to 12 months of base fees. Mr. Schmidt may terminate the consulting agreement upon written notice to the Company. In the event there is a change in control of the Company, either the Company or Mr. Schmidt may terminate the appointment of Mr. Schmidt within one year. In the event that such an election is made, the Company shall, within 30 days of such election, make a lump sum termination payment to Mr. Schmidt that is equivalent to 36 months of the base fees, plus an amount that is equivalent to all cash bonuses paid to Mr. Schmidt in the 36 months prior to the change in control. Additionally, upon a change in control of the Company, all stock options and DSUs, as applicable, granted under the Stock Option Plan and the Deferred Share Unit Plan, respectively, to Mr. Schmidt, that have not yet vested, will vest immediately.

Gower Exploration Consulting Inc.; David Gower

On July 1, 2009, the Company entered into an independent contractor agreement (the “Gower Consulting Agreement”) with Gower Exploration Consulting Inc., a company controlled by David Gower (together, “Gower”), the Company’s former President and a former member of the Board, pursuant to which Mr. Gower was appointed and served as the President of the Company and provided management services to the Company, in exchange for the payment by us to Gower of a base fee of $25,000 per month plus a signing bonus of $75,000. Under the Gower Consulting Agreement, the Company had the right to terminate the Gower Consulting Agreement without cause by making a payment to Gower equal to six months of the base fee, and Gower had the right to terminate the Gower Consulting Agreement by providing us with three-months’ notice.

On February 1, 2015, the parties amended the Gower Consulting Agreement to increase the base fee to $33,333 per month.

On January 1, 2019, the parties further amended the Gower Consulting Agreement to decrease the base fee to $0 per month, and to provide that in the event there was a change in control of the Company and the Company terminated the Gower Consulting Agreement within 12 months following the change in control, the Company would have been required, within 30 days of such termination, to make a lump sum termination payment equal to 36 months multiplied by $33,333, plus an amount equal to all cash bonuses paid to Gower during the 36 months prior to the change in control. Additionally, upon a change in control of the Company, all stock options granted under the Stock Option Plan to Gower, that had not yet vested, would have vested immediately.

On June 12, 2024, Mr. Gower resigned from his position as the President of the Company, the parties terminated the Gower Consulting Agreement, and we paid Gower a termination fee of $100,000.

Forbes & Manhattan, Inc.; Stan Bharti

On October 1, 2009, the Company entered into an independent contractor agreement (the “F&M Consulting Agreement”) with Forbes & Manhattan, Inc., a company for which Stan Bharti, the Company’s former Executive Chairman and former member of the Board, also serves as its executive chairman (“F&M”), pursuant to which F&M provides management services to us on a month-to-month basis, in exchange for the payment to F&M of a base fee of $15,000 per month. Pursuant to the F&M Consulting Agreement, F&M is responsible for remitting taxes, maintaining financial records, obtaining all necessary licenses and permits, complying with all applicable laws and regulations and providing consulting services.

On September 1, 2011, the parties amended the F&M Consulting Agreement to increase the base fee to $40,000 per month, and on February 1, 2015, the parties further amended the F&M Consulting Agreement to increase the base fee to $48,333 per month.

On September 11, 2024, the parties further amended the F&M Consulting Agreement (the “2024 Amendment”), with the 2024 Amendment becoming effective on the date the Common Shares are listed on the NYSE American. The 2024 Amendment (i) amends the term of the F&M Consulting Agreement to a period of eight years commencing on the effective date of the 2024 Amendment, (ii) increases the base fee to $83,333.33 per month, (iii) provides that we may terminate the F&M Consulting Agreement without cause by paying a termination fee equal to the fees that would have been owed to F&M for the then remaining term of the F&M Consulting Agreement, and (iv) provides that F&M may terminate the F&M Agreement upon written notice to the Company, without payment of a termination fee.

Effective January 6, 2025, Mr. Bharti resigned as the Company’s Executive Chairman and as a director.

Neil Said

On January 1, 2014, the Company entered into an independent contractor agreement (the “Said Consulting Agreement”) with Neil Said, the Company’s Corporate Secretary, pursuant to which Mr. Said provides management services to the Company, in exchange for the payment to Mr. Said of a base fee of CAD$2,500 per month. The Company may terminate the Said Consulting Agreement without cause by making a lump sum payment to Mr. Said equal to 12 months of the base fee, and Mr. Said may terminate the Said Consulting Agreement by providing written notice. In the event there is a change in control of the Company, either party may terminate the appointment and the Said Consulting Agreement within one year following the change in control, and in such event, the Company is required to make a lump sum termination payment equal to 36 months of the base fee plus an amount equal to all cash bonuses paid to Mr. Said during the 36 months prior to the change in control. Additionally, upon a change in control of the Company, all stock options and DSUs granted under the Stock Option Plan and the Deferred Share Unit Plan, respectively, to Mr. Said, that have not yet vested, will vest immediately.

On November 1, 2021, the parties amended the Said Consulting Agreement to increase the base fee to $10,000 per month, which was retroactively effective as of January 1, 2021.

On January 16, 2025, the parties amended the Said Consulting Agreement to increase the base fee to $25,000 per month, which was retroactively effective as of December 1, 2024.

Ryan Ptolemy

On August 1, 2014, the Company entered into an independent contractor agreement (the “Ptolemy Consulting Agreement”) with Ryan Ptolemy, Chief Financial Officer, pursuant to which Mr. Ptolemy has been appointed and serves as the Chief Financial Officer of the Company and provides management services to the Company on a month-to-month basis, in exchange for the payment by us to Mr. Ptolemy of a base fee of $5,000 per month. The Company may terminate the Ptolemy Consulting Agreement without cause by making a payment to Mr. Ptolemy equal to 12 months of the base fee and a pro rata share of any accrued and determined, but unpaid, bonuses, and Mr. Ptolemy may terminate the Ptolemy Consulting Agreement by providing us with three-months’ notice. In the event there is a change in control of the Company, either we or Mr. Ptolemy may terminate the appointment and the Ptolemy Consulting Agreement within one year following the change in control, and in such event, we are required to make a lump sum termination payment equal to 36 months of the base fee plus an amount equal to all cash bonuses paid to Mr. Ptolemy during the 36 months prior to the change in control. Additionally, upon a change in control of the Company, all stock options and DSUs granted under the Stock Option Plan and the Deferred Share Unit Plan, respectively, to Mr. Ptolemy, that have not yet vested, will vest immediately.

On November 1, 2021, the parties amended the Ptolemy Consulting Agreement to increase the base fee to $10,000 per month, which was retroactively effective as of January 1, 2021.

On January 16, 2025, the parties amended the Ptolemy Consulting Agreement to increase the base fee to $25,000 per month, which was retroactively effective as of December 1, 2024.

Iron Strike Inc.; Matthew Simpson

On February 1, 2015, the Company entered into an independent contractor agreement (the “Iron Strike Consulting Agreement”) with Iron Strike Inc., a company controlled by Matthew Simpson (together, “Simpson”), the Company’s Chief Executive Officer and a member of the Board, pursuant to which Mr. Simpson has been appointed and serves as the Chief Executive Officer of the Company and provides management services on a month to month basis, in exchange for the payment of a base fee of $54,166.67 per month. The Company may terminate the Iron Strike Consulting Agreement without cause by making a payment to Simpson equal to six months of the base fee. Simpson may terminate the Iron Strike Consulting Agreement by providing three-months’ notice, and upon receipt of such notice from Simpson, the Company may elect to immediately terminate the Iron Strike Consulting Agreement, in which case the Company is required to make a payment to Simpson equal to three months of the base fee. In the event there is a change in control of the Company and the Company terminates the Iron Strike Consulting Agreement within 12 months following the change in control, the Company is required to make a lump sum termination payment equal to 36 months of the base fee plus an amount equal to all cash bonuses paid to Simpson during the 36 months prior to the change in control. Additionally, upon a change in control of the Company, all stock options granted under the Stock Option Plan to Simpson, that have not yet vested, will vest immediately.

J. Mendo Consultoria Empresarial Ltda.; Adriano Espeschit

On September 16, 2021, Potássio do Brasil Ltda., the Company’s wholly-owned local subsidiary in Brazil, entered into a service agreement (the “Espeschit Consulting Agreement”) with J. Mendo Consultoria Empresarial Ltda., a company controlled by Adriano Espeschit (together “Espeschit”), the President and sole officer of Potássio do Brasil Ltda., pursuant to which Espeschit provides management and consulting services to Potássio do Brasil Ltda. indefinitely, in exchange for the payment by Potássio do Brasil Ltda. to Espeschit of a base fee of R$60,000 per month (which is approximately US$12,366 per month, based on the currency exchange rate between the Brazilian real and the U.S. dollar on December 29, 2023). Under the Espeschit Consulting Agreement, on December 11, 2024 Espeschit was paid a performance bonus in the amount of US$500,000 in relation to the final and irrevocable issuances of all the Construction Licenses for the Autazes Project and for work related to the initial public offering. Additionally, under the Espeschit Consulting Agreement, Espeschit was entitled to stock options to purchase an aggregate of 500,000 Common Shares, which stock options were granted in January 2022 with an exercise price of $4.00 per share, but were cancelled in May 2023 in exchange for the grant of 200,000 DSUs with an estimated fair market value of $800,000 (see “—Compensation of Senior Management and Directors” above). Potássio do Brasil Ltda. may terminate the Espeschit Consulting Agreement without cause by providing Espeschit with 30 days’ notice. In the event that either party terminates the Espeschit Consulting Agreement due to the default of the other party, the non-defaulting party is entitled to (a) a compensatory payment equal to 10% of the estimated value of the Espeschit Consulting Agreement, (b) the corresponding losses and damages, and (c) procedural expenses and attorneys’ fees. Espeschit resigned and the Espeschit Consulting Agreement is no longer in effect.

Discretionary Cash Bonuses

In December 2024, the Company paid discretionary cash bonuses in the following amounts to the following executives: (i) $750,000 to Forbes & Manhattan, Inc. (a company for which Stan Bharti, the Company’s former Executive Chairman and director, serves as its executive chairman); (ii) $750,000 to Matthew Simpson; (iii) $220,000 to Ryan Ptolemy; (iv) $250,000 to Neil Said; and (v) $500,000 to Adriano Espeschit. See —“Compensation of Senior Management and Directors” above.

Clawback Policy

On October 23, 2024, the Company adopted an executive officer clawback policy (the “Executive Officer Clawback Policy”) that applies to incentive-based compensation erroneously received by certain of the executives (which currently comprises the individuals that the Company determined would be an “officer” of the Company within the meaning of Rule 16a-1(f) of the U.S. Securities Exchange Act).

Director Compensation

Independent Directors

The Company has seven directors on the Board, of which five directors, Deborah Battiston, Brett Lynch, Pierre Pettigrew, Peter Tagliamonte and Christian Joerg, are considered “independent,” as determined in accordance with the NYSE American Independence Standards and the Canadian Independence Standards.

Independent Director Compensation Program

The Board established a compensation program for its independent directors, pursuant to which the Company will pay the following fees to each of the independent directors following their respective elections or re-elections at each annual meeting of shareholders:

•	an annual cash retainer of $60,000 to each independent director;

•	an additional annual cash retainer of $15,000 to the Lead Independent Director;

•

an additional annual cash retainer of $10,000 to each chairperson of the three standing committees of the Board (audit committee, compensation committee, and nominating and corporate governance committee), to the extent such chairperson is not also the Lead Independent Director; and

•	an annual grant of $175,000 of RSUs, which will vest ratably in eight equal installments every three months from the date of grant, subject to continued service on the Board.

The Company will also reimburse the independent directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in person at meetings of the Board and its committees.

Management Directors

The Company does not pay any compensation to its directors who also serve as executives of the Company (“management directors”) for their services as directors on the Board. The management directors currently consist of Mayo Schmidt and Matthew Simpson. See “—Compensation of Senior Management and Directors” and “—Executive Compensation” above for a description of the compensation the Company paid in 2024.

BOARD AND CORPORATE GOVERNANCE MATTERS

Board of Directors

The Board is responsible for the general guidance of the Company’s business and ensuring that the Company meets its objectives, as well as for monitoring its performance and ensuring business continuity. The Company’s Board is vested with broad powers to act on behalf of the Company and to perform or authorize all acts of administrative or ancillary nature necessary or useful to accomplish its corporate purpose. All powers not expressly reserved by law to our shareholders fall within the scope of the Board.

The Company’s articles of incorporation provide that the Board will consist of a minimum of one director and a maximum of ten directors. The Board has been empowered by our shareholders to determine by resolution from time to time the number of directors on the Board within the minimum and maximum numbers provided for in the Company’s articles of incorporation, provided, however, that the Board may not, between meetings of shareholders, increase the number of directors on the Board to a total number greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders. The directors hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified.

The Board currently consists of seven directors, of which five are considered “independent”, as determined in accordance with the director independence standards set forth in the NYSE American Company Guide (“NYSE American Independence Standards”) and the director independence standards set forth under Canadian National Instrument 58-101—Disclosure of Corporate Governance Practices and Section 1.4 of Canadian National Instrument 52-110—Audit Committees (the “Canadian Independence Standards”).

Director Independence

Under the NYSE American Independence Standards, an independent director is defined as a person who is not an executive officer or employee of the Company and who, in the opinion of the Board, does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under the Canadian Independence Standards, a director is considered to be independent if they are free from any direct or indirect material relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of such director’s independent judgement.

Based on the NYSE American Independence Standards, the Canadian Independence Standards, information provided by each director concerning their background, employment and affiliations, current and prior relationships that each director has or had with the Company, and all other facts and circumstances that the Board deem relevant, the Board has determined that of the seven directors on the Board, Deborah Battiston, Brett Lynch, Pierre Pettigrew, Peter Tagliamonte and Christian Joerg are considered independent, and Mayo Schmidt and Matthew Simpson are not considered independent, given Messrs. Schmidt’s and Simpson’s respective positions as executives of the Company.

Certain members of the Board are also members of the board of directors of other public companies. See “Participation of Directors in Other Reporting Issuers” below. The Board has not adopted a director interlock policy but is keeping informed of other public directorships held by the directors.

Lead Independent Director

As Mayo Schmidt, the Executive Chairman, is not considered to be independent based upon the NYSE American Independence Standards and the Canadian Independence Standards, the Board has appointed Deborah Battiston as the lead independent director of the Board (the “Lead Independent Director”), who is responsible for ensuring that the independent directors have opportunities to meet without management or non-independent directors present, as necessary, and that the Board functions independent of the Company’s management. The Lead Independent Director may be appointed and replaced from time to time by the Board. The Company has adopted a written mandate of the Lead Independent Director, which sets forth his or her key responsibilities.

Board Mandate

The Company has not adopted a formal written mandate with respect to the Board. The Board is responsible for supervising the management of the Company’s business and affairs, including providing guidance and strategic oversight to management. The Board discharges some its responsibilities through each of its standing committees.

Role of the Board in Risk Oversight

The Board oversees the Company’s business and considers the risks associated with the Company’s business strategy and decisions. One of the key functions of the Board is informed oversight of the Company’s risk management process. The Board currently implements its risk oversight function as a whole. Each of the three standing committees (the audit committee, the compensation committee, and the nominating and corporate governance committee) of the Board also provides risk oversight in respect of its respective areas of concentration and reports material risks to the Board for further consideration. In particular, the Board is responsible for monitoring and assessing strategic risk exposure, including risks associated with operational, governmental, environmental, legal, corporate governance, financial, credit and liquidity matters, evaluating the risk management processes, allocating responsibilities for risk overnight among the full board of directors and the three standing committees, and fostering an appropriate culture of integrity and compliance with legal obligations. In addition, the Board receives periodic detailed operating performance reviews from the Company’s management.

The audit committee has the responsibility to consider and discuss major financial risk exposures and the steps the Company’s management takes to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors legal, regulatory and compliance matters that could have a significant impact on the Company’s financial statements, in addition to oversight of the performance of the internal audit function. The compensation committee assesses and monitors whether any of the Company’s compensation policies and programs has the potential to encourage excessive risk-taking. The nominating and corporate governance committee provides oversight with respect to corporate governance and ethical conduct and monitors the effectiveness of the Company’s corporate governance guidelines, including whether such guidelines are successful in preventing illegal or improper liability-creating conduct. While each standing committee of the Board is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed through committee reports about such risks.

Orientation and Continuing Education

The Company has not adopted a formal orientation and continuing education program for new directors. Although the Company does not have formal orientation and training programs, new members of the Board are provided with: (i) information regarding the functioning of the Board and its committees, as well as copies of all of the Company’s corporate governance policies; (ii) access to the Company’s recent, publicly filed documents and the Company’s internal financial information; (iii) access to the Company’s management, technical experts and consultants; and (iv) a summary of significant corporate and securities responsibilities.

Position Descriptions

The Company does not intend to adopt written position descriptions for the chairperson of the Board or the chairperson of each committee of the Board, nor does it intend to adopt a written position description for its Chief Executive Officer, although written position descriptions may be developed in the future.

With respect to the chairperson of the Board and the chairperson of each committee of the Board, the Company expects such chairpersons to assume a leadership role on the Board and on each committee, respectively. With respect to the Chief Executive Officer, the scope and duties of the Chief Executive Officer include, among other things, strategic planning, corporate and business development, capital financing, and value creation. The Chief Executive Officer is subject to the oversight of the Board. The Company believes that the roles and responsibilities of each of the respective chairpersons and of the Chief Executive Officer are well understood by them and by the Board as a whole.

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted term limits for the directors on the Board or other mechanisms of board renewal, as the Board is of the view that directors who have served on the Board for an extended period of time are able to provide continuity and valuable insight into the Company and its operations and prospects based on their experience with, and understanding of, our history, policies, and objectives.

Diversity

The Company believes that having a diverse board of directors can offer a breadth and depth of perspectives that enhance the performance of the Board. The nominating and corporate governance committee values diversity of abilities, experience, perspective, education, gender, background, race and national origin. Recommendations concerning director nominees are based on merit and past performance, as well as expected contributions to the performance of the Board, and, accordingly, diversity is taken into consideration.

The Company similarly believes that having a diverse and inclusive organization overall is beneficial to our success, and we are committed to diversity and inclusion at all levels of the organization to ensure that we attract, retain and promote the brightest and most talented individuals. The Company has recruited and selected senior management candidates that represent a diversity of business understanding, personal attributes, abilities, and experience.

The Company has not adopted a formal policy with respect to the identification and nomination or appointment of women and of other diverse candidates to the Board or the senior management team. The nominating and corporate governance committee and the senior executives take gender and other diversity representation into consideration as part of their overall recruitment and selection process. The Company has not adopted targets for gender or other diversity representation in part due to the need to consider a balance of criteria for each individual appointment. We do not believe that quotas or strict rules set out in a formal policy would result in improved identification or selection of the best candidates. Quotas based on specific criteria would limit our ability to ensure that the overall composition of the Board and senior management team meets the needs of the organization and our shareholders.

The Company currently has one woman on the Board (representing 14% of the directors), and the Board is committed to maintaining or increasing the number of women on the Board as board turnover occurs from time to time, taking into account the skills, background, experience and knowledge desired at a particular time by the Board and its committees. The Company does not currently have any women on the senior executive team.

Meetings of The Board

The Board intends to hold regularly scheduled meetings at least once every quarter, as well as additional meetings on an as needed basis from time to time. During the 2024 fiscal year, the Board held ten meetings and the independent directors held one meeting, and during the period from January 1, 2025 to the Record Date, the Board has held six meetings.

The following table summarizes the attendance record of each then member of the Board at the meetings of the Board held during the 2024 fiscal year until the Record Date:

Director	Meetings Attended
Stan Bharti(1)	Ten out of ten meetings
Matthew Simpson	Sixteen out of sixteen meetings
Carmel Daniele(2)	Four out of five meetings
Andrew Pullar(2)	Three out of five meetings
Pierre Pettigrew	Sixteen out of sixteen meetings
David Gower(2)	Five out of five meetings
Deborah Battiston(3)	Eleven out of eleven meetings
Brett Lynch(3)	Eleven out of eleven meetings
Peter Tagliamonte(3)	Eleven out of eleven meetings
Mayo Schmidt(4)	Three out of three meetings
Christian Joerg(5)	Six out of six meetings

(1)

Mr. Bharti resigned as the Executive Chairman and a director effective on January 6, 2025. In connection with Mr. Bharti’s resignation, on December 17, 2024, the Board of the Company appointed Mr. Schmidt as the new Executive Chairman and director effective on January 6, 2025.

(2)	Such individual ceased to be a director as of June 12, 2024.
(3)	Such individual was appointed a director on June 12, 2024.
(4)	Mr. Schmidt was appointed as a director and as Executive Chairman on January 6, 2025.
(5)	Mr. Joerg was appointed as a director on January 3, 2025.

Executive Sessions of the Independent Directors

To enhance the ability of the Board to exercise independent judgment, the independent directors on the Board meet in regular executive sessions, without the non-independent directors and members of our management, before or after each regularly scheduled meeting of the Board. The Company believes that open and candid discussion among the independent directors is facilitated by the relatively small size of the Board, and the Board, as a whole, attributes significant value to the views and opinions of the independent directors. Deborah Battiston, as the Lead Independent Director, leads the meetings of the independent directors to discuss any matters as the independent directors consider appropriate.

Committees of the Board

Audit Committee

The audit committee is comprised of three independent directors, Deborah Battiston, Brett Lynch and Peter Tagliamonte, with Ms. Battiston serving as chairperson of the audit committee. The Board has determined that each member of the audit committee meets the independence requirements of Rule 10A-3 under the U.S. Exchange Act, the NYSE American Independence Standards and the Canadian Independence Standards, and has sufficient knowledge in financial and auditing matters to serve on the audit committee. In addition, the Board has determined that each member of the audit committee is “financially literate” within the meaning under the applicable NYSE American listing rules and the Canadian Independence Standards. For additional details regarding the relevant education and financial and accounting related experience of each member of the Audit Committee, see also “Directors and Senior Management” above.

The Board has also determined that Deborah Battiston is an “audit committee financial expert” within the meaning under the applicable SEC regulations and NYSE American listing rules. Ms. Battiston has over 35 years of experience in financial management, 24 years of which are in the public company sector, during which she served as the chief financial officer of a number of Canadian public companies, including ARHT Media Inc., O2 Gold Inc., Jourdan Resources Inc., Q-Gold Resources Ltd., QMX Gold Corporation, Sulliden Mining Capital Inc., and Allana Potash Corp.

The audit committee’s responsibilities are to oversee, review, act on and report on various auditing and accounting matters to the Board, including:

•	financial reporting, auditing and internal control activities;

•	the integrity and audits of the Company’s financial statements;

•	the scope of the Company’s annual audits;

•	the appointment, qualifications, and independence of, and compensation to, the independent auditors; and

•	the performance of the Company’s accounting practices and internal audit function and its independent auditors.

In addition, the audit committee is responsible for the pre-approval of all non-audit services to be provided to the Company by the independent auditors. Furthermore, the audit committee oversees the compliance programs relating to legal and regulatory requirements. The Company has adopted an audit committee charter defining the audit committee’s primary duties in a manner consistent with the rules of the SEC and applicable NYSE American listing standards.

Compensation Committee

The compensation committee is comprised of three independent directors, Deborah Battiston, Pierre Pettigrew and Peter Tagliamonte, with Mr. Pettigrew serving as chairman of the compensation committee. Each member of the compensation committee is a non-employee director, as defined under Rule 16b-3 under the U.S. Exchange Act, and an outside director, as defined under Section 162(m) of the Code. The Board has determined that each member of the compensation committee is “independent” within the meaning of the NYSE American Independence Standards and the Canadian Independence Standards. The composition of the compensation committee meets the requirements for independence under the NYSE American Company Guide, including the applicable transition rules.

The compensation committee’s responsibilities are to:

•	review and approve on an annual basis the corporate goals and objectives relevant to executive compensation, and evaluate the performance of the executives in light of such goals and objectives;

•	review and approve, or recommend that the Board approve, the compensation and terms of other compensatory arrangements with the chief executive officer and other executives;

•	review and recommend to the Board the compensation of the non-employee directors;

•	administer the incentive compensation and benefit plans;

•	select and retain independent compensation consultants; and

•	assess whether any of the compensation policies and programs has the potential to encourage excessive risk-taking.

The Company has adopted a compensation committee charter defining the compensation committee’s primary duties in a manner consistent with the rules of the SEC and applicable NYSE American listing standards.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is comprised of three independent directors, Deborah Battiston, Brett Lynch and Pierre Pettigrew, with Mr. Lynch serving as chairperson of the nominating and corporate governance committee. The Board has determined that each member of the nominating and corporate governance committee is “independent” within the meaning of the NYSE American Independence Standards and the Canadian Independence Standards.

The nominating and corporate governance committee’s responsibilities are to:

•	consider and make recommendations to the Board regarding the organization, function and composition of the Board and its committees;

•	identify, evaluate and recommend qualified director nominees to serve on the Board;

•	oversee an annual evaluation of the performance of the Board;

•	oversee the internal corporate governance processes;

•	review and, if appropriate, recommend to the Board changes to, the corporate governance policies and procedures; and

•	review and approve or disapprove of related party transactions.

The nominating and corporate governance committee assists the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. In identifying new candidates for the Board, the nominating and corporate governance committee considers which competencies and skills the Board, as a whole, should possess, and assesses which competencies and skills each existing director possesses, considering the Board as a whole, as well as the personality and other qualities of each existing director, as these may ultimately shape and lead to a productive boardroom dynamic. When determining the composition of the Board and the appropriate candidates to be nominated for election as directors at the annual meetings of our shareholders, the nominating and corporate governance committee will also take into account our desired goal of having the Board reflect a balance of skills, experiences, backgrounds, and diversity.

Additionally, the nominating and corporate governance committee develops and recommends processes for assessing the performance and effectiveness of the Board and the committees of the Board, and reports the results of such assessments to the Board on an annual basis for further discussion as appropriate. Such assessments will consider, among other things, the independence of individual directors, the skills of individual directors and of the Board overall, and the financial literacy of individual directors. The Board receives and considers the recommendations from the nominating and corporate governance committee regarding the results of the assessments of the performance and effectiveness of the Board, the committees of the Board, individual directors, the Lead Independent Director, the Executive Chairman, and the chairpersons of the committees of the Board.

The Company has adopted a nominating and corporate governance committee charter defining the nominating and corporate governance committee’s primary duties in a manner consistent with the rules of the SEC and applicable NYSE American listing standards.

Participation of Directors in Other Reporting Issuers

The following directors of the Company hold directorships in other reporting issuers (or the equivalent) in a jurisdiction of Canada or another foreign jurisdiction:

Director	Name of Other Reporting Issuer(s)	Stock Exchange(s)
Matthew Simpson	Black Iron, Inc.	TSX
Deborah Battiston	McFarlane Lake Mining Limited	CSE
	Euro Sun Mining Inc.	TSX
Brett Lynch	Ionic Rare Earths Limited	ASX
Pierre Pettigrew	Belgravia Hartford Capital Inc.	CSE
	Black Iron, Inc.	TSX
	Troilus Gold Corp	TSX
Peter Tagliamonte(1)	Belo Sun Mining Corp.	TSX

(1)	Mr. Tagliamonte ceased as a director of Belo Sun Mining Corp. effective June 11, 2024.

Conflicts of Interest

Except as disclosed elsewhere in this document, the Company is not aware of any existing or potential material conflicts of interest between the Company and any of its directors or executives as of the Record Date. Some of the directors and executives are or may be engaged in business activities on their own behalf and on behalf of other companies, and situations may arise where some of the Company’s directors or executives may be in a potential conflict of interest with the Company. Nonetheless, the Company believes that its Chief Executive Officer and Chief Financial Officer will have sufficient time to devote to their respective positions at, and to satisfy their respective responsibilities and obligations to, the Company. Conflicts, if any, will be subject to the procedures and remedies under the OBCA.

The directors are required by law to act honestly and in good faith with a view to the best interests of the Company, and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises in respect of any matter, any such director in such conflict of interest will be required to disclose his or her interest and abstain from voting on such matter.

Indebtedness of Directors, Executives and Employees

Other than as disclosed in this document, none of the directors, executives, or employees or any of their respective affiliates is indebted to the Company or has been subject to a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or Potássio do Brasil Ltda. Additionally, no individual who is, or at any time during the last fiscal year was, a director, or executive of the Company, or affiliate of any such director or executive, is as of the Record Date, or at any time since the beginning of the last fiscal year has been, indebted to the Company or Potássio do Brasil Ltda., or to another entity where the indebtedness to such other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or Potássio do Brasil Ltda., including indebtedness for purchases of securities or any other programs. For additional information, see “—Certain Relationships” below and “Related Party Transactions.”

Certain Relationships

The Company entered into consulting agreements with each of its executives (or a respective entity affiliated with such executive). See “Compensation—Compensation of Senior Management and Directors—Executive Compensation—Consulting Agreements.”

The Company entered into stock option agreements with the directors and executives in connection with grants to the directors and executives of stock option awards under the Stock Option Plan. See “Executive and Director Compensation—Stock Option Plan.”

In connection with certain business travel by the management team, we use charter flight services provided by Tali Flying LP, an entity for which Stan Bharti (our former Executive Chairman and former director) serves as a director. During the years ended December 31, 2024, 2023 and 2022, we incurred travel expenses payable to Tali Flying LP in the aggregate amount of approximately $nil, $47,000 and $1.8 million, respectively. See “Related Party Transactions—Certain Relationships” and “Related Party Transactions—Certain Travel Expenses.”

Other than the entry into the foregoing referenced agreements and transactions with the directors and executives, none of the directors or executives have been involved in any transactions with the Company, any of the other directors or executives, or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Indemnity Agreements with the Directors and Executives

The Company has entered into an indemnity agreement with each of the directors and executives, whereby the Company has agreed to indemnify such directors and executives against all expenses and liabilities incurred in such capacity to the fullest extent permitted by law, subject to limited exceptions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of the Common Shares as of the Record Date by:

•	each of the directors and senior management;

•	all of the directors and senior management as a group; and

•	each person (or group of affiliated persons) known by us to be the beneficial owner of 5% or more of the outstanding Common Shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include Common Shares subject to options and warrants that are exercisable within 60 days after the Record Date. Such Common Shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their Common Shares, except to the extent that authority is shared by spouses under community property laws. None of the shareholders has informed us that he, she, or it is affiliated with a registered broker-dealer or is in the business of underwriting securities. None of the shareholders has different voting rights from other shareholders.

The percentage of Common Shares beneficially owned is based on 40,229,589 Common Shares issued and outstanding as of the Record Date.

	Common Beneficially Owned(1)	Shares
	Shares	Percentage
Senior Management and Directors:
Christian Joerg	—	* %
Mayo Schmidt	30,000	*
Matthew Simpson	20,000	*
Ryan Ptolemy	—	*
Neil Said	—	*
Adriano Espeschit	13,465	*
Deborah Battiston	3,113	*
Brett Lynch	—	*
Pierre Pettigrew	36,207	*
Peter Tagliamonte	778	*
All senior management and directors as a group (nine persons)	103,563	0.3%
5% or more Shareholders:
CD Capital(2)	11,132,124	27.7%
Sentient(3)	7,377,726	18.3%
Stan Bharti(4)	4,006,059	10.0%

*	Represents less than 1% of the number of our Common Shares outstanding.
(1)

Beneficial ownership is determined in accordance with Rule 13d-3 under the U.S. Exchange Act. A person is deemed to be the beneficial owner of any Common Shares if that person has or shares voting power or investment power with respect to those Common Shares or has the right to acquire beneficial ownership at any time within 60 days of the Record Date.

(2)

Based on information contained in a Schedule 13G filed with the SEC on February 13, 2025, by CD Capital Asset Management Ltd and Ms. Carmel Daniele. Consists of (i) 10,766,999 Common Shares held directly by CD Capital Natural Resources BPC LP (“CD Capital”) and (ii) 365,125 Common Shares held directly by Ms. Carmel Daniele. Ms. Daniele is the founder and Chief Investment Officer of CD Capital, and, as such, Ms. Daniele has voting and investment power over the Common Shares beneficially held by CD Capital. Ms. Daniele disclaims beneficial ownership of the Common Shares held by CD Capital, except for any pecuniary interests therein. The address of each of CD Capital and Ms. Daniele is 105 Piccadilly, Penthouse Suite, London, W1J 7NJ, United Kingdom.

(3)

The 7,427,726 Common Shares represent 3,863,872 Common Shares held directly by Sentient Executive GP III, Ltd. and 3,513,854 Common Shares held directly by Sentient Executive GP IV, Ltd. (together with Sentient Executive GP III, Ltd., the “Sentient Executive Funds”). Sentient Equity Partners is the head advisor to each of the Sentient Executive Funds. Mr. Andrew Pullar is the managing partner of Sentient Equity Partners and a director of each of the Sentient Executive Funds, and, as such, Mr. Pullar has voting and investment power over the Common Shares beneficially held by the Sentient Executive Funds. Mr. Pullar disclaims beneficial ownership of the Common Shares held by the Sentient Executive Funds, except for any pecuniary interests therein. The address of each of the Sentient Executive Funds, Sentient Equity Partners, and Mr. Pullar is Governors Square, Building 4, 2nd Floor, 23 Lime Tree Bay Avenue SMB, P.O. Box 32315, Grand Cayman KY1-1209, Cayman Islands.

(4)

Based on information contained in a Schedule 13G filed with the SEC on February 14, 2025, by Mr. Stan Bharti and Mrs. Hannele Bharti. Consists of (i) 3,124 Common Shares directly held by Mr. Bharti, (ii) 125,000 Common Shares issuable upon the exercise of stock options held by Mr. Bharti, (iii) 25,000 Common Shares issuable upon the vesting of RSUs held by Mr. Bharti, and (iv) 2,477,935 Common Shares directly held by Mrs. Bharti. Mr. Bharti and Mrs. Bharti are deemed to share voting and investment power over the 2,477,935 Common Shares. Effective January 6, 2025, Mr. Bharti resigned as the Company’s Executive Chairman and as a director.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Shares is TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, and the U.S. co-transfer agent for the Common Shares is Continental Stock Transfer & Trust Company, located at 1 State Street, 30th Floor, New York, New York 10004.

According to the transfer agent, as of the Record Date, there were 6,017 record holders of our Common Shares, among whom are 5,427 U.S. holders (including Cede & Co., the nominee of the Depositary Trust Company, holding an aggregate 37.4% of our Common Shares). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Common Shares are held by brokers or other nominees. None of the shareholders has different voting rights from other shareholders.

To the Company’s knowledge, other than as disclosed in the table above and the Company’s other filings with the SEC, including the Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since the Record Date.

RELATED PARTY TRANSACTIONS

The following are summaries of transactions or agreements that the Company has entered into or participated in with related parties, since January 1, 2022, which we are required to disclose pursuant to applicable disclosure requirements of the SEC and applicable Canadian securities regulatory authorities.

Consulting Agreements with our Executives

The Company entered into consulting agreements with each of the executives (or a respective entity affiliated with such executive). For a description of the consulting agreements, see “Compensation—Compensation of Senior Management and Directors—Executive Compensation—Consulting Agreements.”

Equity Compensation Arrangements

The Company granted stock options to certain of the executives and directors under the Stock Option Plan and stock option agreements entered or to be entered into between us and such optionees. For a description of the stock options, the Stock Option Plan and the stock option agreements, see “Stock Option Plan.”

The Company granted DSUs to certain of the executives and directors under the Deferred Share Unit Plan. For a description of the DSUs and the Deferred Share Unit Plan, see “Deferred Share Unit Plan.”

The Company will grant equity incentive awards to the executives and directors under the 2024 Incentive Compensation Plan and award agreements to be entered into between us and such recipients. For a description of such awards and the 2024 Incentive Compensation Plan, see “2024 Incentive Compensation Plan.”

Indemnity Agreements with the Directors and Executives

The Company entered into an indemnity agreement with each of the directors and executives, whereby the Company agreed to indemnify such directors and executives against all expenses and liabilities incurred in such capacity to the fullest extent permitted by law, subject to limited exceptions.

Certain Travel Expenses

We use charter flight services provided by Tali Flying LP for certain business travel by the management team. Stan Bharti (our former Executive Chairman and former director) is a director of Tali Flying LP. During the years ended December 31, 2024, 2023 and 2022, we incurred travel expenses payable to Tali Flying LP in the aggregate amount of approximately $nil, $47,000 and $1.8 million, respectively, at the prevailing market rate for charter flight services which Tali Flying LP charges. We did not enter into any agreement with Tali Flying LP for such charter flight services, and we may terminate the use of such charter flight services at any time without notice. For more information, see Note 18 to the audited consolidated financial statements as of and for the years ended December 31, 2024 and 2023, and Note 18 to the audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022.

Policies and Procedures for Related Party Transactions

The Board adopted a related party transactions policy (the “Related Party Transactions Policy”), which sets forth the policies and procedures for the review and approval or ratification of related person transactions. the Related Party Transactions Policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, that are required to be disclosed by us pursuant to the applicable disclosure requirements of the NYSE American, SEC, applicable Canadian securities regulatory authorities, and the OBCA, in which we or our subsidiary are or will be a participant, and in which a related person (which includes our principal shareholders, directors, executives and officers) has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. the audit committee will oversee the Related Party Transactions Policy. the audit committee will review and recommend for approval, and the Board will review and ultimately approve, any applicable related party transaction. In reviewing any such related party transactions, the audit committee and the Board will be tasked with considering all relevant facts and circumstances, including, but not limited to, whether the related person transaction is on terms comparable to those that could be obtained in an arm’s-length transaction, and the extent of the related person’s interest in the transaction. the Related Party Transactions Policy is intended to supplement, and impose a more rigorous internal review and approval procedure than those required by, applicable laws, rules and regulations, including, but not limited to, the OBCA and Canadian Multilateral Instrument 61-101–Protection of Minority Security Holders in Special Transactions.

Interests of Certain Persons in Matters to be Acted Upon

Other than as set forth in this Management Information Circular, no: (a) person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Annual Meeting. All of the directors and officers of the Company are entitled to receive security-based compensation pursuant to the 2024 Incentive Compensation Plan. See “Approval of the Amendment to the 2024 Incentive Compensation Plan”.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual reports, current reports, and other information with the SEC as required by the U.S. Exchange Act. Copies of this Management Information Circular and our Annual Report, containing our audited consolidated financial statements for the fiscal year ended December 31, 2024, together with the notes and accompanying auditor’s report, are available upon written request to the Company’s Corporate Secretary. In addition, the reports and other information are filed through the EDGAR system and are publicly available on the SEC’s website, located at http://www.sec.gov and can be found on SEDAR+ at www.sedarplus.ca. The Company will provide without charge to you, upon written or oral request, a copy of the reports and other information filed with the SEC.

Any requests for copies of information, reports or other filings with the SEC should be directed to Brazil Potash Corp. at 198 Davenport Road, Toronto, Ontario, M5R 1J2 or info@brazilpotash.com, Attn: Investor Relations Department.

By order of the Board of Directors

”Matthew Simpson”
Matthew Simpson
Chief Executive Officer and Director